

Proxy Statement

2019 Annual Meeting of Stockholders

June 25, 2019



Dear Red Hat Stockholders,

It is my pleasure to invite you to Red Hat's 2019 Annual Meeting of Stockholders. This year's meeting will be held on Thursday, August 15, 2019, at 8:30 a.m. Eastern time, at our corporate headquarters, located at 100 East Davie Street, Raleigh, North Carolina 27601. I hope you will be able to attend.

This year we are again pleased to furnish our proxy materials via the Internet. Providing our materials to stockholders electronically allows us to conserve natural resources and reduce our printing and mailing costs for the distribution of the proxy materials. We will mail to stockholders a Notice of Internet Availability of Proxy Materials for the 2019 Annual Meeting which contains instructions on how to access those documents over the Internet. Stockholders who wish to receive paper copies of the proxy materials may do so by following the instructions on the Notice of Internet Availability of Proxy Materials.

Your vote is important to us. Whether or not you plan to attend the 2019 Annual Meeting, we hope you will vote as soon as possible. You may vote in person, by telephone, over the Internet or, if you received paper copies of the proxy materials, by mail.

Thank you for your ongoing support of Red Hat.

Sincerely,

James M. Whitehurst
President and Chief Executive Officer



Notice of 2019 Annual Meeting of Stockholders

TIME AND DATE:	8:30 a.m. Eastern time on Thursday, August 15, 2019
PLACE:	Red Hat's corporate headquarters located at 100 East Davie Street, Raleigh, North Carolina 27601
ITEMS OF BUSINESS:	1. To elect nine members to the Board of Directors, each to serve for a one-year term
	2. To approve, on an advisory basis, a resolution relating to Red Hat's executive compensation
	3. To ratify the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for the fiscal year ending February 29, 2020
	4. To transact such other business as may properly come before the 2019 Annual Meeting and any adjournments thereof
ADJOURNMENTS AND POSTPONEMENTS:	Any action on the items of business described above may be considered at the 2019 Annual Meeting or at any time and date to which the 2019 Annual Meeting may be properly adjourned or postponed.
RECORD DATE:	Stockholders of record at the close of business on June 17, 2019 are entitled to notice of, and to vote at, the 2019 Annual Meeting and at any adjournments or postponements thereof.
INSPECTION OF LIST OF STOCKHOLDERS OF RECORD:	A list of stockholders of record will be available for inspection at our corporate headquarters located at 100 East Davie Street, Raleigh, North Carolina 27601, during ordinary business hours during the ten-day period before the 2019 Annual Meeting.
VOTING:	Whether or not you plan to attend the 2019 Annual Meeting, we urge you to vote your shares via the toll-free telephone number or over the Internet as described in the proxy materials. If you received a copy of the proxy card by mail you may sign, date and mail the proxy card in the pre-paid envelope provided.

Raleigh, North Carolina
June 25, 2019

By Order of the Board of Directors,

Michael R. Cunningham

Michael R. Cunningham
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2019 ANNUAL MEETING TO BE HELD ON AUGUST 15, 2019:
THIS PROXY STATEMENT AND RED HAT'S 2019 ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT WWW.EDOCUMENTVIEW.COM/RHT

Table of Contents



June 25, 2019

Fellow Stockholders,

Fiscal 2019 was a momentous year for Red Hat. We began the fiscal year by celebrating 25 years of embracing open source principles and the open source development model that unlocks the business potential for enterprises across industries and around the world. As the world's leading provider of enterprise open source software solutions, we have helped customers integrate new and existing IT applications, develop cloud-native applications and automate and manage complex environments to better compete in the rapidly changing business climate.

Throughout those years, your Board has focused on working with management to build on this open source leadership to provide long-term sustainable value for stockholders. Red Hat has produced this value by listening to customers, collaborating with strategic partners and creating an open and inclusive culture to attract and retain people who are passionate about open source. This passion helped us become the first public open source company to generate more than $3 billion in revenue and be recognized by *Fortune* as one of the World's Most Admired Companies and one of the 100 Best Companies to Work For in 2019.

Ensuring that the Board has an appropriate balance of skills, tenure and experience, and functions effectively has remained a focus. As we have done consistently over the years, we assessed our performance as a board and individually through a written assessment and individual conversations with our Board Chair and the Chair of our Nominating and Corporate Governance Committee. We added two new directors with deep experience in the technology industry to strengthen our ability to serve the Company and our stockholders.

In October 2018, stockholders saw the fruits of these efforts when Red Hat entered into an agreement to join forces with IBM to bring Red Hat to a wider audience and enhance our ability to accelerate the impact of open source as the basis for digital transformation. Our stockholders approved this transaction at a Special Meeting of Stockholders in January 2019. When this transaction closes, Red Hat stockholders will receive $190 per share in cash, representing a total enterprise value of $34 billion. We expect the merger to be completed in the second half of 2019.

As a Board we have recognized that our role has been to work with management to deliver value to you, our stockholders. We encourage you to share your viewpoints and suggestions with us. You can contact us at Investor Relations, Red Hat, Inc., 100 East Davie Street, Raleigh, NC 27601, United States.

Thank you for choosing to invest in Red Hat. We appreciate your support for these efforts and are honored to serve the Company, its employees and its stockholders as Red Hat's journey continues to drive innovation with open source technologies.

Respectfully submitted,

Red Hat, Inc. Board of Directors





PROXY SUMMARY

This Proxy Summary provides general information about Red Hat, Inc., referred to as "Red Hat," "the Company," "we," "us," and "our" in this Proxy Statement, and highlights certain information contained elsewhere in this Proxy Statement. As it is only a summary, please refer to the entire Proxy Statement and the 2019 Annual Report to Stockholders before you vote. Our fiscal year ends on the last day of February, and we identify our fiscal years by the calendar years in which they end. For example, we refer to the fiscal year ended February 28, 2019 as "Fiscal 2019." "GAAP" means U.S. generally accepted accounting principles.

At a special meeting of stockholders held on January 16, 2019, our stockholders approved the adoption of the Agreement and Plan of Merger (the "Merger Agreement") we entered into with International Business Machines Corporation ("IBM") and Socrates Acquisition Corp. on October 28, 2018. No further action by our stockholders is required with respect to the Merger Agreement. Accordingly, no action will be taken at the 2019 Annual Meeting of Stockholders ("Annual Meeting") with respect to, and no proxy is being solicited by this Proxy Statement in connection with, the Merger Agreement or any matters related thereto. While we anticipate that the proposed merger with IBM will be completed in the second half of 2019, if the closing of the merger occurs prior to the commencement of the Annual Meeting on August 15, 2019, then the Annual Meeting will not be held. As of the date of this Proxy Statement, the proposed merger with IBM has not been completed.

2019 ANNUAL MEETING OF STOCKHOLDERS







WHERE?	**WHEN?**	**WHO MAY ATTEND & VOTE?**
Red Hat's Corporate HQ:	Thursday	Stockholders of record at
100 East Davie Street	August 15, 2019	the close of business on
Raleigh, North Carolina 27601	8:30 a.m. Eastern	June 17, 2019

AGENDA ITEMS AND BOARD RECOMMENDATIONS

ITEM	RECOMMENDATION
1. Elect Sohaib Abbasi, W. Steve Albrecht, Charlene T. Begley, Narendra K. Gupta, Kimberly L. Hammonds, William S. Kaiser, Kevin M. Murai, James M. Whitehurst and Alfred W. Zollar to the Board of Directors, each to serve for a one-year term	FOR
2. Approve, on an advisory basis, a resolution relating to Red Hat's executive compensation	FOR
3. Ratify the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for the fiscal year ending February 29, 2020	FOR

ELECTRONIC VERSIONS
This Proxy Statement and Red Hat's 2019 Annual Report to Stockholders are available at:
www.edocumentview.com/RHT

MAILING OF NOTICE
A Notice of Internet Availability of Proxy Materials (or this Proxy Statement and the accompanying materials) are being mailed on or about July 1, 2019 to stockholders of record as of the close of business on June 17, 2019.

FAST FACTS

ANNUAL DIRECTOR
ELECTIONS

MAJORITY
VOTING STANDARD

INDEPENDENT
BOARD CHAIR AND COMMITTEE MEMBERS

DIRECTOR NOMINEES

NAME	AGE	PRIMARY OCCUPATION	COMMITTEE MEMBERSHIP	EXPERIENCE & EXPERTISE	INDEPENDENT
Sohaib Abbasi	62	Chairman, Chief Executive Officer and President (Retired), Informatica Corporation	Compensation (Chair), Audit		✓
W. Steve Albrecht	72	Professor of Accounting (Retired), Brigham Young University, Marriott School of Management	Audit (Chair), Nominating and Corporate Governance		✓
Charlene T. Begley	52	Senior Vice President and Chief Information Officer (Retired), General Electric Company	Audit, Nominating and Corporate Governance		✓
Narendra K. Gupta (Board Chair)	70	Managing Director, Nexus Venture Partners	Compensation		✓
Kimberly L. Hammonds	52	Former Group Chief Operating Officer, Deutsche Bank AG	Compensation, Nominating and Corporate Governance		✓
William S. Kaiser	63	Partner, Greylock Partners	Nominating and Corporate Governance (Chair)		✓
Kevin M. Murai	56	President and Chief Executive Officer (Retired) and Chairman, SYNNEX Corporation	Compensation		✓
James M. Whitehurst	51	President and CEO, Red Hat, Inc.			
Alfred W. Zollar	65	Executive Partner, Siris Capital Group, LLC	Audit		✓

Ⓢ Financial   ⊕ Global   IT Industry   Public Company Board   Senior Leadership   Technology & Innovation

DIRECTOR NOMINEES

INDEPENDENCE



1
Not
Independent

8
Independent

TENURE



<4 yrs.	3
4-8 yrs.	1
8-12 yrs.	3
12+ yrs.	2

8.3 yrs.
Median
Director
Tenure

AGE



60 yrs.
Average
Director
Age

DIVERSITY



67%
Diverse

GOVERNANCE HIGHLIGHTS

- Separate Board Chair and CEO since 2008
- Added four new directors in past five years
- Regular focus on Board composition
- Annual Board and committee self-evaluations
- Board orientation and director education programs
- Stock ownership guidelines for directors and named executive officers based on target multiples of annual cash retainer for non-employee directors and annual base salary for CEO and other named executive officers
- Prohibition on hedging or pledging Red Hat stock
- Annual advisory say-on-pay vote

FAST FACTS

17% YEAR-OVER-YEAR INCREASE IN NUMBER OF DEALS OVER $1MM

68 CONSECUTIVE QUARTERS OF REVENUE GROWTH AS OF THE END OF FISCAL 2019

$4.1 BILLION OF TOTAL BACKLOG AT END OF FISCAL 2019

15% YEAR-OVER-YEAR TOTAL REVENUE GROWTH IN FISCAL 2019

Red Hat Performance and Executive Compensation

FINANCIAL PERFORMANCE (U.S. DOLLARS IN MILLIONS, EXCEPT STOCK PRICE)

In Fiscal 2019, Red Hat achieved over $3.3 billion in total revenue and delivered growth in revenue, operating income, cash flow from operations and stock price at fiscal year end.



	TOTAL REVENUE	OPERATING INCOME	OPERATING MARGIN	CASH FLOW FROM OPERATIONS	STOCK PRICE At Fiscal Year-End
FISCAL 2019	$3,362.1	$512.2	15.2%	$1,012.8	$182.60
FISCAL 2018*	$2,920.5	$475.7	16.3%	$923.1	$147.40
FISCAL 2017*	$2,411.8	$334.1	13.9%	$783.7	$82.81

* Operating Income and Operating Margin for Fiscal 2018 and Fiscal 2017 are adjusted to reflect the impact of the retrospective application of Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*, which we adopted on March 1, 2018.

PAY AND PERFORMANCE AT A GLANCE

Red Hat's Fiscal 2019 financial and stock price performance drove over 80% of the compensation earned by our executives during Fiscal 2019, reflecting the linkage between pay and performance built into our executive compensation program design. Payouts for Fiscal 2019 performance reflect:

• strong financial results that outperformed the majority of our compensation peer companies over the applicable performance periods under our operating performance share units, and yielded above target payouts earned under our annual cash bonus plan; and

• stock price growth over a three-year period that outperformed the majority of our compensation peer companies under our total stockholder return ("TSR") performance share units.

COMPONENT	PERFORMANCE AGAINST INCENTIVE METRICS	PAYOUT %
Annual Cash Bonus Plan	Company financial performance on total revenue, cash flow from operations and non-GAAP operating margin: **121%** of target Individual performance objectives (average of all Named Officers): **112%** of target	**118%** of target (average for all Named Officers)
Operating Performance Share Units	Revenue and operating income growth relative to compensation peer companies for operating performance share units granted in Fiscal 2017 (over three years) and Fiscal 2018 (over two years)	**190%** of target (average)
TSR Performance Share Units	TSR growth relative to compensation peer companies over three years (Fiscal 2017 – Fiscal 2019)	**167%** of target

Governance

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Our Board of Directors (the "Board") currently consists of nine directors. All of our incumbent directors are nominees for re-election to the Board at the Annual Meeting. We believe that our director nominees, individually and together as a whole, possess the requisite skills, experience and qualifications necessary to maintain an effective Board to serve the best interests of the Company and its stockholders.

Set forth below is a brief biography for each nominee and a description of certain key attributes that the Board considered in recommending each nominee for re-election.



SOHAIB ABBASI
Age: 62
Director Since:
March 2011
Committees:
• Audit
• Compensation (Chair)

Mr. Abbasi served as the Chief Executive Officer and President of Informatica Corporation, a provider of enterprise data integration software and services, from July 2004 through August 2015 and as Chairman of its board of directors from March 2005 through August 2015. Mr. Abbasi also served as the Chairman of Informatica LLC from August 2015 through January 2016. From 2001 to 2003, Mr. Abbasi was Senior Vice President, Oracle Tools Division and Oracle Education at Oracle Corporation, which he joined in 1982. From 1994 to 2000, he was Senior Vice President, Oracle Tools Product Division. Mr. Abbasi currently serves on the board of directors of New Relic, Inc., a software analytics provider to enterprises.

Skills and Qualifications:
With his experience as President, Chief Executive Officer and Chairman of a technology-related company, Mr. Abbasi brings to our Board IT industry expertise as well as public company board and senior leadership experience.



W. STEVE ALBRECHT
Age: 72
Director Since:
March 2011
Committees:
• Audit (Chair)
• Nominating and Corporate Governance

Dr. Albrecht, who previously served on our Board from April 2003 through June 2009, served as the Gunnell Endowed Professor and a Wheatley Fellow at Brigham Young University's ("BYU") Marriott School of Management ("Marriott School") from July 2012 until August 2017. Dr. Albrecht also served as a mission president in Japan for his church from July 2009 through July 2012. Dr. Albrecht, a certified public accountant, certified internal auditor and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois and served as Associate Dean of the Marriott School at BYU from 1998 until July 2008. Prior to becoming a professor, he worked as an accountant for Deloitte & Touche. Dr. Albrecht currently serves on the board of directors of Cypress Semiconductor Corporation ("Cypress"), a semiconductor design and manufacturing company, and SkyWest, Inc., the holding company of SkyWest Airlines and ExpressJet, a regional airline company. Dr. Albrecht was appointed Chairman of the board of directors of Cypress in June 2017. He is the past president of the American Accounting Association and the Association of Certified Fraud Examiners and is a former trustee of the Financial Accounting Foundation that oversees the Financial Accounting Standards Board (FASB) and the Governmental Accounting Standards Board (GASB) and a former trustee of the Committee of Sponsoring Organizations (COSO), the organization that designed the internal control framework used by nearly all public companies and other organizations.

Skills and Qualifications:
Dr. Albrecht's career in public accounting and as a professor and associate dean, as well as his service as a director of a number of public companies, brings to our Board financial expertise as well as public company board and senior leadership experience.

 Financial   Global   IT Industry
 Public Company Board   Senior Leadership
 Technology & Innovation





CHARLENE T. BEGLEY
Age: 52
Director Since:
November 2014
Committees:
- Audit
- Nominating and Corporate Governance

Ms. Begley served in various capacities at General Electric Company ("GE") from 1988 through December 2013. Most recently, she served in a dual role as Senior Vice President and Chief Information Officer, as well as the President and Chief Executive Officer of GE's Home and Business Solutions business, from January 2010 through December 2013. Ms. Begley served as President and Chief Executive Officer of GE Enterprise Solutions from August 2007 through December 2009. During her career at GE, she served as President and Chief Executive Officer of GE Plastics and GE Transportation, led GE's Corporate Audit staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms. Begley currently serves on the board of directors of Nasdaq, Inc., a global exchange group that delivers trading, clearing, exchange technology, regulatory, securities listing, and public company services, and Hilton Worldwide Holdings Inc., a provider of hospitality services through hotels, resorts and timeshare properties. Ms. Begley served on the board of directors of WPP, plc, a provider of marketing communications services globally, from December 2013 until June 2017.

Skills and Qualifications:
With her experience leading various divisions of a complex global industrial and financial services company, Ms. Begley brings to our Board financial and global expertise as well as public company board and senior leadership experience.





NARENDRA K. GUPTA
Age: 70
Director Since:
November 2005;
Board Chair since
August 2017
Committees:
- Compensation

Dr. Gupta co-founded and has served as Managing Director of Nexus Venture Partners, a U.S./India venture capital fund, since December 2006. In 1980, Dr. Gupta co-founded Integrated Systems Inc., a provider of products for embedded software development, which went public in 1990. Dr. Gupta served as Integrated System's President and CEO from founding until 1994 and as Chairman until 2000 when Integrated Systems merged with Wind River Systems, Inc., a provider of device software optimization solutions. Dr. Gupta served as Wind River's Vice Chairman from 2000 until its acquisition by Intel Corporation in 2009. Dr. Gupta served on the board of directors of Tibco Software Inc., a provider of service-oriented architecture and business process management enterprise software, from 2002 until April 2014. Dr. Gupta has served on the board of trustees of California Institute of Technology since 2010.

Skills and Qualifications:
As a former executive and current and former board member of a number of technology-related public and private companies and as an investor in global companies, Dr. Gupta provides our Board with global and IT industry expertise and public company board and technology and innovation experience.





KIMBERLY L. HAMMONDS
Age: 52
Director Since:
August 2015
Committees:
- Compensation
- Nominating and Corporate Governance

Ms. Hammonds founded the Mangrove Digital Group, LLC, a consulting company, in May 2018. Ms. Hammonds served as the Group Chief Operating Officer at Deutsche Bank AG, a global financial services company, from January 2016 to May 2018 and as a member of the Deutsche Bank Management Board from August 2016 to May 2018. She joined Deutsche Bank as Chief Information Officer and Global Co-Head Technology and Operations in November 2013 from The Boeing Company, a global aerospace company. Ms. Hammonds joined Boeing in 2008 and served in a number of capacities, including most recently as Chief Information Officer/Vice President, Global Infrastructure, Global Business Systems from January 2011 to November 2013. Ms. Hammonds joined Boeing from Dell Incorporated, where she led IT systems development for manufacturing operations in the Americas, and directed global IT reliability and factory systems. Ms. Hammonds currently serves on the board of directors of Box, Inc., a cloud content management platform provider, Cloudera, Inc., a data management, machine learning and advance analytics platform provider, Tenable Holdings, Inc., provider of cybersecurity solutions, and Zoom Video Communications, Inc., an enterprise video communications provider.

Skills and Qualifications:
Ms. Hammonds' experience as an executive spans both technology and operations for some of the world's largest companies and brings to our Board global expertise as well as public company board, senior leadership and technology and innovation experience.

 Financial  Global  IT Industry  Public Company Board  Senior Leadership · Technology & Innovation





WILLIAM S. KAISER
Age: 63
Director Since:
September 1998
Committees:
- Nominating and Corporate Governance (Chair)

Mr. Kaiser has been employed by Greylock Management Corporation, a venture capital firm, since May 1986 and has been a general partner of several limited partnerships affiliated with Greylock Partners since January 1988. Mr. Kaiser served on the board of directors of Constant Contact, Inc., a provider of products and services that help small organizations create and grow customer relationships, from May 2006 to February 2016, in addition to serving or having served on the boards of directors of a number of public and private companies.

Skills and Qualifications:
Having a background in venture capital investment focused on technology-related entities, Mr. Kaiser brings to our Board financial and IT industry expertise and technology and innovation experience.





KEVIN M. MURAI
Age: 56
Director Since:
September 2018
Committees:
- Compensation

Mr. Murai has served as Chairman of the board of directors of SYNNEX Corporation, a company providing distribution, logistics and integration services for the technology industry and outsourced services focused on customer engagement, since March 2018 and as a member of the board of directors since March 2008. Mr. Murai previously served as the President and Chief Executive Officer of SYNNEX Corporation from December 2008 to March 2018 and as President and Co-Chief Executive Officer from March 2008 until December 2008. Prior to joining SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro Inc., a provider of global technology and supply chain services, where he served in several executive management positions, including as President, Chief Operating Officer and a member of the board of directors. Currently, Mr. Murai serves on the board of directors of StanCorp Financial Group, Inc., which in March 2016 became a wholly-owned subsidiary of Meiji Yasuda Life Insurance Company and ceased to be publicly traded.

Skills and Qualifications:
With his experience as President, Chief Executive Officer and Chairman of a global technology-related company, Mr. Murai brings to our Board global and IT industry expertise as well as public company board and senior leadership experience.







JAMES M. WHITEHURST
Age: 51
Director Since:
January 2008

Mr. Whitehurst has served as the President and CEO of Red Hat and as a member of the Board since January 2008. Prior to joining Red Hat, Mr. Whitehurst served at Delta Air Lines, Inc. as Chief Operating Officer from July 2005 to August 2007, as Senior Vice President and Chief Network and Planning Officer from May 2004 to July 2005 and as Senior Vice President—Finance, Treasury & Business Development from January 2002 to May 2004. Prior to joining Delta, he was a partner and managing director at The Boston Consulting Group. Mr. Whitehurst has served on the board of directors of United Continental Holdings, Inc., the holding company of United Airlines, Inc., a global airline company, since March 2016. Mr. Whitehurst served on the board of directors of SecureWorks Corp., a provider of information security solutions, from April 2016 to April 2019 and the board of directors of DigitalGlobe, Inc., a builder and operator of satellites for digital imaging, from 2009 through May 2016.

Skills and Qualifications:
Mr. Whitehurst's service as our CEO as well as his experience as a senior executive at a global corporation brings financial and global expertise as well as senior leadership and technology and innovation experience to our Board.









Financial | Global | IT Industry | Public Company Board | Senior Leadership | Technology & Innovation





ALFRED W. ZOLLAR
Age: 65
Director Since:
May 2018
Committees:
• Audit

Mr. Zollar has been employed as an Executive Partner at Siris Capital Group, LLC, a private equity firm, since February 2014. Mr. Zollar served as General Manager-Tivoli Software division of IBM, a provider of information technology, products and services, from July 2004 to January 2011, General Manager-eServer iSeries from January 2003 to July 2004, President and Chief Executive Officer-Lotus Software division from January 2000 to December 2003, and Division General Manager-Network Computer Software division from 1996 to 2000. Mr. Zollar has served on the board of directors of Public Service Enterprise Group Incorporated, an energy company operating primarily in the Northeastern and Mid-Atlantic states, since 2012, the board of directors of Nasdaq, Inc., a global exchange group that delivers trading, clearing, exchange technology, regulatory, securities listing, and public company services, since April 2019, and the board of directors of The Bank of New York Mellon Corporation, an investment services and investment management corporation, since April 2019. Mr. Zollar served as a director of the Chubb Corporation, a property and casualty insurance company, from 2001 until 2016, in addition to serving or having served on the boards of directors of a number of private companies.

Skills and Qualifications:
With his experience as an executive at a global technology-related company, Mr. Zollar provides our Board with IT industry expertise as well as senior leadership and technology and innovation experience.

BOARD COMPOSITION

In Fiscal 2019, Red Hat appointed two new directors. Mr. Zollar joined our Board in May 2018, and Mr. Murai joined our Board in September 2018. Donald H. Livingstone's term as a director ended at the 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting"), and he did not stand for re-election to our Board.

CRITERIA FOR EVALUATING CANDIDATES FOR SERVICE ON OUR BOARD
The Nominating and Corporate Governance Committee of our Board is responsible for identifying and evaluating candidates for service on our Board and recommending proposed director nominees to the full Board for consideration. Our Corporate Governance Guidelines describe the criteria used to select candidates for service on our Board. These include:

DIRECTOR SELECTION CRITERIA

• Reputation for integrity, honesty and adherence to high ethical standards

• Demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company

• Commitment to understand the Company and its industry

• Commitment to regularly attend and participate in meetings of the Board and its committees

• Interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company

• No conflict of interest, or appearance of a conflict of interest, that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director

• Ability to serve for at least five years before reaching the age of 75 for new directors

---

 

In addition, the Nominating and Corporate Governance Committee believes it is important to select directors from various backgrounds and professions in an effort to ensure that the Board as a group has a broad range of experiences to enrich discussion and inform its decisions. Consistent with this philosophy, the Nominating and Corporate Governance Committee believes that each director should possess at least two of the following attributes:

DIRECTOR ATTRIBUTES
Financial Expertise.   Assists us in understanding, advising on and overseeing our capital structure, financing and investing activities and our financial reporting and internal controls
Global Expertise.   Brings us business and cultural perspectives that relate to many significant aspects of our global business
IT Industry Expertise.   Helps us to analyze our research and development efforts, competing technologies, the various products and processes that we develop and the market segments in which we compete
Public Company Board Experience.   Offers us advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board with senior management, and oversight of a changing mix of strategic, operational and compliance-related matters
Senior Leadership Experience.   Provides us with insight and guidance and brings us an understanding of organizations, processes, strategy, risk management and methods to drive change and growth
Technology and Innovation Experience.   Supports us in our efforts to develop new ideas and products

DIVERSITY

As stated in our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee's review of a nominee's qualifications includes consideration of diversity, age, skills and professional experience in the context of the needs of the Board, and nominees shall not be discriminated against on the basis of race, religion, national origin, gender, sexual orientation, disability or other basis proscribed by law. While the Company has no formal diversity policy that applies to the consideration of director candidates, the Nominating and Corporate Governance Committee believes that diversity includes not just race and gender but differences of viewpoint, experience, education, skill and other qualities or attributes that contribute to Board heterogeneity.

BOARD INDEPENDENCE

The Board affirmatively determined that all of our directors, except for Mr. Whitehurst, our President and CEO, are independent according to the criteria of the New York Stock Exchange ("NYSE") and our Corporate Governance Guidelines and in the judgment of our Board. The Board makes its independence determination on an annual basis at the time it approves director nominees for inclusion in the annual proxy statement and, if a director joins the Board in the interim, at such time as the director joins the Board. For a director to be considered independent under the NYSE rules, the Board must determine that a director does not have a direct or indirect material relationship with Red Hat (other than as a director) that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities. On an annual basis, we require each member of our Board to complete a questionnaire designed to provide information to assist the Board in determining whether the director is independent. The Board makes independence determinations on a case-by-case basis in light of all relevant facts and circumstances. The Board had previously determined that Mr. Livingstone, who served on our Board for a portion of Fiscal 2019, was independent.

ELECTION OF DIRECTORS

At all meetings of stockholders for the election of directors at which a quorum is present, each director nominee shall be elected to the Board by the vote of the majority of the votes cast with respect to the director nominee; provided, however, that if, as of a date that is five business days in advance of the date that the Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission ("SEC"), the number of director nominees exceeds the number of directors to be elected, the directors (not exceeding the authorized number of directors as fixed by the Board in accordance with the Company's Certificate of Incorporation) shall be elected by a plurality of the voting power of the shares of stock entitled to vote who are present, in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of the election of directors, a "majority of the votes cast" means that the number of shares voted "For" a director nominee must exceed the number of shares voted "Against" that director nominee. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of director nominees.

PROCESS FOR NOMINATING CANDIDATES FOR SERVICE ON OUR BOARD
The Nominating and Corporate Governance Committee will consider candidates proposed or suggested by other members of the Board, members of executive management and stockholders and candidates identified by third-party search firms retained by the Nominating and Corporate Governance Committee. Mr. Murai was identified as a potential director nominee by a third-party search firm.

Stockholders who wish to recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates may do so by submitting candidate names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation beneficially owned more than 5% of our common stock for at least one year as of the date the recommendation is made, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601. Assuming the appropriate biographical information and background materials have been provided on a timely basis, the Committee will evaluate any such stockholder-recommended candidates by following the same process, and applying the same criteria, as it follows for candidates submitted by others.

By following the procedures set forth under "Other Matters—Stockholder Proposals and Nominations," stockholders also have the right under our By-Laws to nominate director candidates.

COMMITTEES OF THE BOARD

Our Board has established three standing committees—Audit, Compensation and Nominating and Corporate Governance—each of which operates under a written charter approved by the Board and available on our website at www.redhat.com under "Red Hat & open source—Investor relations—Corporate Governance." Our Board delegates substantial responsibilities to the committees, which then report their activities and actions back to the full Board. Each committee may form one or more subcommittees and delegate its authority to such subcommittees. The Board has determined that all of the members of the Audit, Compensation and Nominating and Corporate Governance Committees, including committee chairpersons, are independent in accordance with the standards set forth in our Corporate Governance Guidelines and applicable SEC and NYSE rules.




AUDIT COMMITTEE

8

Number of
Meetings in
Fiscal 2019

Members:
- Dr. Albrecht (Chair)
- Mr. Abbasi
- Ms. Begley
- Mr. Zollar

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee's responsibilities include:

- appointing, setting the compensation of, and assessing the independence of the Company's independent registered public accounting firm;
- overseeing the work of the Company's independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;
- discussing the scope of and plans for the audit with the Company's independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;
- reviewing and discussing with management and the Company's independent registered public accounting firm our annual and quarterly financial statements and related disclosures and reviewing and discussing quarterly earnings press releases;
- monitoring internal controls over financial reporting, disclosure controls and procedures and the Code of Business Conduct and Ethics;
- providing oversight over the Company's risk management policies;
- establishing policies regarding hiring of present or former employees of the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with the Company's internal auditing staff, independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules (which is included in the section entitled "Audit Matters–Audit Committee Report").

While our Board has designated Dr. Albrecht as the "audit committee financial expert" in accordance with applicable SEC rules, management believes that all of the members of the Audit Committee meet the qualifications for an audit committee financial expert.

The Audit Committee's Charter limits a director to service on the audit committees of no more than two other public companies (in addition to Red Hat's) without the approval of our Board. None of the current members of our Audit Committee serve on the audit committees of more than two other public companies.

In August 2018, Mr. Livingstone left the Audit Committee due to his retirement from our Board, and Mr. Zollar joined the Audit Committee.




COMPENSATION COMMITTEE

6

Number of
Meetings in
Fiscal 2019

Members:
- Mr. Abbasi (Chair)
- Dr. Gupta
- Ms. Hammonds
- Mr. Murai

The Compensation Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to CEO compensation;
- determining the CEO's compensation;
- reviewing and approving, or making recommendations to the Board with respect to, the compensation of the Company's other executive officers;
- evaluating the Company's management;
- overseeing an annual assessment of the material risks, if any, posed by the Company's compensation policies and practices;
- reviewing and making recommendations to the Board with respect to director compensation; and
- overseeing and administering the Company's equity incentive plans.

In August 2018, Mr. Livingstone left the Compensation Committee due to his retirement from our Board. Mr. Murai joined the Compensation Committee in February 2019.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

5

Number of
Meetings in
Fiscal 2019

Members:
- Mr. Kaiser (Chair)
- Dr. Albrecht
- Ms. Begley
- Ms. Hammonds

The Nominating and Corporate Governance Committee's responsibilities include:

- identifying individuals qualified to become Board members;

- recommending to the Board the persons to be nominated for election as directors and appointment to each of the Board's committees;

- reviewing and making recommendations to the Board with respect to management succession planning;

- developing and recommending corporate governance principles to the Board; and

- overseeing an annual evaluation of the Board.

BOARD OPERATIONS

LEADERSHIP STRUCTURE

Currently, the roles of Board Chair and CEO are held by two different individuals. We believe this structure represents an appropriate allocation of roles and responsibilities for the Company at this time. This arrangement allows our Board Chair, who is an independent director, to lead the Board in its fundamental role of providing independent advice to and oversight of management, and allows our CEO to focus on our day-to-day business and strategy and convey the management perspective to other directors.

BOARD OPERATIONS

RISK OVERSIGHT
Management is responsible for the day-to-day management of the risks the Company faces and our Board has responsibility for the oversight of risk management, including strategic risk, risk to our brand and reputation and cybersecurity risk. The Board and its committees regularly receive information and reports from members of senior management on areas of material risk. In addition, the Board regularly discusses our strategic direction and the risks and opportunities facing the Company in light of trends and developments in the software industry and general business environment.

BOARD OF DIRECTORS

AUDIT COMMITTEE

COMPENSATION COMMITTEE

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

PRIMARY RISK OVERSIGHT

Financial and Legal	Compensation Plans and Arrangements	Executive Succession Planning and Board Composition

RED HAT AND ITS STOCKHOLDERS
Our Board and management focus on creating long-term, sustainable stockholder value. Key to this goal has been regular stockholder engagement through meetings with stockholders at conferences and in one-on-one meetings to discuss our financial performance, corporate governance practices, executive compensation programs and other matters. Additionally, we have invited investors to attend roadshows and visit Red Hat facilities and provide periodic e-mail communications about developments of interest, such as acquisitions. A variety of financial, investor and corporate governance information is available on our website. Since the announcement of the Merger Agreement, our focus has primarily shifted to the completion of the merger and planning for integration.

Our conversations with stockholders have allowed us to better understand our stockholders' perspectives and provided us with useful feedback to calibrate our priorities. Stockholders and other interested parties who wish to communicate with the Board, the Board Chair, independent members of the Board as a group, or any committee chair may do so by following the process set forth on our website at www.redhat.com under "Red Hat & open source—Investor relations—Corporate Governance—Contact the Board."

KEY BOARD PRACTICES

BOARD MEETINGS AND ATTENDANCE
Directors are responsible for attending all meetings of the Board, the Board committees on which they serve and the annual meeting of stockholders. The Board met 19 times during Fiscal 2019, either in person or by teleconference. During Fiscal 2019, each member of our Board attended at least 75% of the aggregate of the meetings of the Board and the committees on which he or she served. All of the then-serving members of our Board attended our 2018 Annual Meeting.

EXECUTIVE SESSIONS
Our independent directors and each committee of the Board meet in separate regularly-scheduled executive sessions, without management. Our practice is for our Board Chair to preside over any executive session of the Board, and for each committee chair to preside over any executive session of their respective committee of the Board.

SUCCESSION PLANNING
On an annual basis, the Nominating and Corporate Governance Committee, the Board and our CEO review the Company's long-term plan for developing, retaining and replacing senior management and assess Board composition.

BOARD EVALUATIONS
Our directors regularly assess the performance of the Board and each of the committees of the Board through a written survey and individual feedback sessions with the Board Chair or the chair of the Nominating and Corporate Governance Committee.

KEY GOVERNANCE POLICIES

Copies of our current corporate governance documents and policies, including our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and committee charters, are available at www.redhat.com under "Red Hat & open source—Investor relations—Corporate Governance—Governance documents."

CODE OF BUSINESS CONDUCT AND ETHICS
The Board has adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees. Our Code of Business Conduct and Ethics is posted on our website www.redhat.com under "Red Hat & open source—Investor relations—Corporate Governance—Governance documents." In addition, we intend to post on our website all disclosures that are required by law or by NYSE listing standards with respect to amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics.

CORPORATE GOVERNANCE GUIDELINES
The Board has adopted written Corporate Governance Guidelines, which provide a framework for the conduct of the Board's business.

CORPORATE GOVERNANCE GUIDELINES HIGHLIGHTS

- Principal responsibility of the directors is to oversee and advise the management of the Company
- Majority of the members of the Board must be independent directors
- Independent directors are to meet regularly in executive session
- Directors have full and free access to management and, as necessary, independent advisors
- Any director who reaches the age of 75 will retire from the Board effective at the end of then current term
- Orientation program for new directors and directors expected to participate in continuing director education on an ongoing basis
- Board and its committees will annually conduct a self-evaluation to determine whether they are functioning effectively

CORPORATE SOCIAL RESPONSIBILITY
Red Hat's company culture is rooted in open source principles, which permeate all aspects of our business. From our philanthropy and volunteering, to our sustainability initiatives and corporate governance, we strive to work together in ways that are open, inclusive and allow our employees to share and collaborate to create a positive impact on the communities where we live, work, and play.

We invest in programs not only to help our communities thrive, but also to attract and retain the engaged employees we need to compete successfully in the technology industry, ultimately driving the success of our business. This commitment is reflected in programs involving:

- participation in the open source community and open source projects, including our contributions of code, documentation, and project leadership;
- corporate citizenship, including our corporate philanthropy, matching gifts and global volunteer programs;
- people and culture, including our employee training and development initiatives, diversity + inclusion groups and Women in Open Source award;
- environment and sustainability, including our site selection practices, energy and water-efficient designs and equipment and responsible material selection, which have led to LEED (Leadership in Energy and Environmental Design) Gold certifications for our global headquarters in Raleigh, NC and our facilities in Bangalore and Pune, India; and

- governance, including our participation in industry associations and standards bodies, such as The Linux Foundation and the Open Invention Network (OIN), and our Supplier Code of Conduct.

For more information on Red Hat's approach to corporate social responsibility and our programs, see our report, "Community and Social Responsibility 2019; Open unlocks the world's potential" available on our website. The information contained on, or available through, our website is not incorporated by reference in this Proxy Statement.

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

We have a written Related Person Transaction Policy that provides for the review of certain transactions, arrangements or relationships between Red Hat and parties including our directors, director nominees, executive officers and 5% stockholders (or their immediate family members), who we refer to as "related persons," in which the amount involved exceeds $120,000 and such related person has or will have a direct or indirect material interest. Any related person transaction proposed to be entered into by the Company must be reported to the Company's General Counsel and shall be reviewed and approved by our Audit Committee. If review and approval is not practicable prior to entry into the transaction, the Audit Committee will review, and in its discretion, may ratify the related person transaction.

In reviewing the proposed transactions, the Audit Committee shall review and consider, as appropriate:

- the related person's interest in the related person transaction;

- the approximate dollar value of the amount involved in the related person transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of business of the Company;

- whether the terms of the transaction are, in the aggregate, no less favorable to the Company than terms that could have been reached with an unrelated third party;

- the purpose of, and the potential benefits to the Company of, the transaction; and

- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the Company's best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate. The Related Person Transaction Policy provides that transactions involving compensation of executive officers will be reviewed and approved by the Compensation Committee of the Board in accordance with its charter.

RELATED PERSON TRANSACTIONS FOR FISCAL 2019

Since March 1, 2018, there has not been, nor is there currently proposed, any transaction, arrangement or relationship in which Red Hat is a party, the amount involved exceeds $120,000 and any related person had or will have a direct or indirect material interest, except for Red Hat's employment of M. W. Vincent, the brother-in-law of DeLisa K. Alexander, our Executive Vice President and Chief People Officer, during Fiscal 2019. In Fiscal 2019, Mr. Vincent's total compensation, which included salary and commissions, was $240,714.

BOARD COMPENSATION

OVERVIEW

Our Non-Employee Director Compensation Plan (the "Director Compensation Plan") provides for a combination of cash and equity compensation for our non-employee directors. The Compensation Committee believes that a combination of cash and equity is the best way to attract and retain directors with the attributes, experience and skills necessary for a company such as Red Hat. Due to the unique nature of our open source development model and the constantly evolving environment in which we operate, the Company needs directors who are knowledgeable about the Company's business environment and are willing to make a significant commitment to the Company and its stockholders for the long term. The Director Compensation Plan was updated in Fiscal 2018 to increase the annual cash retainers for Board service and service as Board Chair based on peer company benchmarking data provided by FW Cook, the Compensation Committee's independent compensation consultant (the "Consultant"), that indicated that our cash retainer amounts were no longer competitive.

Our current compensation program for non-employee directors includes:

- a cash retainer for service on our Board;
- additional cash retainers for service as Board Chair, Lead Director, committee chairs and committee members;
- an initial Restricted Stock Award ("RSA") granted in connection with joining our Board; and
- an annual RSA grant.

The cash retainer and annual RSA for any director who serves only a portion of a year will be pro-rated. Annual RSA grants are made only to directors standing for election at our next annual meeting of stockholders.

CASH COMPENSATION

Each non-employee director receives cash payments, paid in equal quarterly amounts, as compensation for the time and effort spent in connection with service on the Board and its committees. We do not pay meeting fees. A director may elect to receive all or a portion of the quarterly cash payments in the form of deferred stock units ("DSUs").

- DSUs represent the right to receive shares of our common stock that are paid to the director only at the time the director's Board service ends.
- DSUs granted in lieu of cash compensation are fully vested.
- The number of DSUs granted is determined by dividing the portion of the cash compensation with respect to which the election is made by the closing stock price on the date the cash compensation is due to be paid, rounded up to the nearest share.

The following table sets out annual cash compensation amounts payable to non-employee directors for Board and committee service during Fiscal 2019:

TYPE OF CASH COMPENSATION	CASH COMPENSATION PAYABLE ($)
Board Member	60,000
Board Chair (1)	60,000
Lead Director (1)	30,000
Audit Committee Chair (2)	40,000
Audit Committee Member	20,000
Compensation Committee Chair (2)	30,000
Compensation Committee Member	15,000
Nominating and Corporate Governance Committee Chair (2)	15,000
Nominating and Corporate Governance Committee Member	7,500

(1) A Board Chair or Lead Director who also serves as a committee chair receives both the Board Chair or Lead Director retainer, as applicable, and the retainer payable for service on the committee rather than the applicable committee chair retainer.
(2) Committee chairs receive the applicable committee chair retainer in lieu of the retainer payable for service on the committee.

EQUITY COMPENSATION

In Fiscal 2019, our non-employee directors were entitled to receive equity compensation in order to align their interests with stockholder interests.

EQUITY COMPENSATION	
Initial RSA	• Value of $300,000 converted into shares by using closing stock price on grant date, rounded up to nearest share
	• New non-employee directors eligible upon election or appointment
	• Vests on anniversary of grant date in equal annual installments over a three-year period
Annual RSA	• Value of $250,000 converted into shares by using closing stock price on grant date, rounded up to nearest share
	• Vests on first anniversary of grant date
Each director may elect to receive DSUs on a one-for-one basis in lieu of annual RSA.	
• Vests on same basis as RSA	
• Paid out in shares at time Board service ends	

ADDITIONAL COMPENSATION

Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board and meetings of any committee on which they serve, Company business meetings and approved educational seminars. The Company funds no retirement or pension plan for non-employee directors.

DIRECTOR COMPENSATION LIMIT
Limit of $600,000 in aggregate value of cash payments and annual RSA that can be awarded to a non-employee director for service on the Board in a single year
• Board agreed not to change this limit unilaterally until the next time the Company submits its long-term incentive plan to a stockholder vote

SUMMARY COMPENSATION TABLE FOR NON-EMPLOYEE DIRECTORS

The following table summarizes the compensation awarded to our directors other than Mr. Whitehurst during Fiscal 2019:

NAME (1)	FEES EARNED OR PAID IN CASH ($) (2)	STOCK AWARDS ($) (3)(4)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Sohaib Abbasi (5)	—	360,372	—	360,372
W. Steve Albrecht (6)	107,500	250,036	—	357,536
Charlene T. Begley (7)	87,500	250,036	—	337,536
Narendra K. Gupta (8)	135,000	250,036	—	385,036
Kimberly L. Hammonds (9)	82,500	250,036	—	332,536
William S. Kaiser (10)	75,000	250,036	—	325,036
Donald H. Livingstone (11)	45,951	—	—	45,951
Kevin M. Murai (12)	24,783	300,058	—	324,841
Alfred W. Zollar (13)	36,517	361,805	—	398,322

(1) Compensation paid to Mr. Whitehurst, our President and CEO, is described in the section entitled "Executive Compensation."

(2) This column reflects the amount of cash compensation paid to each director for Board and committee service after accounting for DSU elections. As described in the section entitled "Cash Compensation" above, non-employee directors may elect to receive fully vested DSUs in lieu of all or a portion of their cash compensation.

(3) Amounts in this column represent the aggregate grant date fair value of equity compensation issued to directors determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For the assumptions made in determining these values, see Notes 2 and 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2019. Equity compensation that our non-employee directors are eligible to receive is described in the section entitled "Equity Compensation" above.

(4) As of February 28, 2019, our non-employee directors had DSUs and unvested RSAs representing the right to receive the following number of shares of common stock: Mr. Abbasi–31,823, Dr. Albrecht–15,392, Ms. Begley–1,710, Dr. Gupta–46,284, Ms. Hammonds–1,710, Mr. Kaiser–8,900, Mr. Murai–2,389 and Mr. Zollar–2,448.
(5) During Fiscal 2019, Mr. Abbasi was eligible to receive $110,000 in cash compensation and an annual RSA valued at $250,000. Mr. Abbasi elected to receive DSUs in lieu of his cash compensation and annual RSA. The stock awards total in the table includes $372 of value realized as a result of issuing grants rounded up to the nearest whole share.
(6) During Fiscal 2019, Dr. Albrecht received $107,500 in cash compensation and an annual RSA valued at $250,000. Dr. Albrecht elected to receive DSUs in lieu of his annual RSA. The stock awards total in the table includes $36 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(7) During Fiscal 2019, Ms. Begley received $87,500 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $36 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(8) During Fiscal 2019, Dr. Gupta received $135,000 in cash compensation and an annual RSA valued at $250,000. Dr. Gupta elected to receive DSUs in lieu of his annual RSA. The stock awards total in the table includes $36 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(9) During Fiscal 2019, Ms. Hammonds received $82,500 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $36 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(10) During Fiscal 2019, Mr. Kaiser received $75,000 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $36 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(11) During Fiscal 2019, Mr. Livingstone received $45,951 in cash compensation. Mr. Livingstone retired as a director in Fiscal 2019. He received cash compensation for his service up to his retirement date, but did not receive an annual RSA award.
(12) During Fiscal 2019, Mr. Murai received $24,783 in cash compensation and an initial RSA valued at $300,000. The stock awards total in the table includes $58 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(13) During Fiscal 2019, Mr. Zollar was eligible to receive $56,517 in cash compensation and an initial RSA valued at $300,000. For part of Fiscal 2019, Mr. Zollar elected to receive DSUs in lieu of his cash compensation (DSUs received for $20,000 in cash compensation). Mr. Zollar also received a prorated annual RSA valued at $41,667. The stock awards total in the table includes $138 of value realized as a result of issuing grants rounded up to the nearest whole share.

PROCESS FOR SETTING DIRECTOR COMPENSATION

The Compensation Committee reviews our non-employee director compensation program annually and works with the Consultant to design and update the Director Compensation Plan to keep our compensation levels competitive so that the Company may attract and retain directors with the combination of attributes, experience and skills needed for the Board to operate effectively. In making decisions regarding non-employee director compensation, the Compensation Committee considers data provided by the Consultant about non-employee director compensation at the companies in our compensation peer group (the composition of our compensation peer group is described in "Executive Compensation-Compensation Discussion and Analysis-Process for Determining Named Officers' Compensation-Compensation Peer Group").

INDEMNIFICATION

Each director has entered into an indemnification agreement with the Company. The indemnification agreements are on substantially the same terms as the indemnification agreements that the Company has entered into with the Named Officers, as described in the section entitled "Executive Compensation—Employment and Indemnification Arrangements with Named Officers—Indemnification."

DIRECTOR STOCK OWNERSHIP REQUIREMENTS

We have a Stock Ownership Policy that applies to our non-employee directors. During Fiscal 2019 this Stock Ownership Policy was amended to set the stock ownership level for each non-employee director at 2,500 shares, an ownership level based on a multiple of the cash retainer for service as a Board member in place at the beginning of Fiscal 2019. The ownership levels were adjusted to account for the almost 90% increase in Red Hat's stock price since the levels were previously set. As of the end of Fiscal 2019, each of our non-employee directors was in compliance with the Stock Ownership Policy. Our Stock Ownership Policy is described in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Compensation Policies and Practices—Stock Ownership Requirements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed entirely of independent directors, as was the case at all times during Fiscal 2019. At the beginning of Fiscal 2019, Mr. Abbasi, Dr. Gupta, Ms. Hammonds and Mr. Livingstone were members of the Compensation Committee. Mr. Livingstone did not stand for re-election at the 2018 Annual Meeting and left the committee when his term ended in August 2018. In February 2019, Mr. Murai joined the Compensation Committee. No member of the Compensation Committee (i) was during Fiscal 2019 or is currently an employee of the Company, (ii) has ever been an officer of the Company, (iii) is or was a participant in a "related person" transaction as described in the section entitled "Key Governance Policies—Policies and Procedures for Related Person Transactions—Related Person Transactions for Fiscal 2019" or (iv) is an executive officer of another entity, at which one of our executive officers serves on the compensation committee or the board of directors. None of our executive officers serves as a member of the board of directors or on the compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

ITEM NO. 1–ELECTION OF DIRECTORS

The Board has nominated nine directors for one-year terms expiring at the 2020 Annual Meeting of Stockholders ("2020 Annual Meeting"). Each nominee has indicated an intention to serve if elected and will hold office for his or her term and until a successor has been elected and qualified or until his or her earlier resignation or removal. In the event that any of the nominees should be unable or unwilling to serve, proxies may be voted for the election of some other person or for fixing the number of directors at a lesser number. Proxies cannot be voted for a greater number of persons than the number of nominees named.

✓ **THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE ELECTION OF:

SOHAIB ABBASI	**WILLIAM S. KAISER**
W. STEVE ALBRECHT	**KEVIN M. MURAI**
CHARLENE T. BEGLEY	**JAMES M. WHITEHURST**
NARENDRA K. GUPTA	**ALFRED W. ZOLLAR**
KIMBERLY L. HAMMONDS	

TO THE COMPANY'S BOARD OF DIRECTORS

Executive Compensation

EXECUTIVE SUMMARY OF COMPENSATION DISCUSSION AND ANALYSIS

This executive summary is only a summary. You should refer to the more detailed information about our compensation program in the section of this Proxy Statement entitled "Compensation Discussion and Analysis" and in the Summary Compensation Table and other related compensation tables before you vote.

The Compensation Discussion and Analysis focuses on the Named Officers listed below.



JAMES M. WHITEHURST
President and Chief
Executive Officer



ERIC R. SHANDER
Executive Vice President
and Chief Financial Officer



PAUL J. CORMIER
Executive Vice President
and President, Products
and Technologies



ARUN OBEROI
Executive Vice President,
Global Sales and
Services



MICHAEL R. CUNNINGHAM
Executive Vice President
and General Counsel

In Fiscal 2019, the Compensation Committee approved an executive compensation program designed to focus our executive team on growing our business and building long-term stockholder value. Our program provided compensation opportunities based on achievement against revenue, cash flow from operations, non-GAAP operating margin and TSR metrics, which the Compensation Committee believes are key contributors to our long-term profitability and growth, and the executive team's ability to develop and implement strategies to accelerate the impact of open source as the basis for digital transformation.

Consistent with our long-standing practice, our executive compensation program was weighted heavily toward equity compensation (which represented over 75% of target compensation opportunities) because the committee believes performance-based, long-term equity compensation aligns the interests of our executives with stockholder interests, rewards executives for delivering long-term value and performance, serves as an important retention tool and provides a meaningful way to align executives' contributions with the Company's future success. Additionally, approximately 90% of target compensation opportunities included one or more performance elements in order to maintain a clear link between executive and Company performance and compensation received.

Payouts earned in Fiscal 2019 under the incentive compensation elements of our program reflected this pay and performance link. While Red Hat once again delivered double-digit gains year-over-year for total revenue and stock price (as of the end of the fiscal year), we experienced lower operating income growth year-over-year and a decline in our operating margin from the Fiscal 2018 level. These mixed results led to payouts for performance-based compensation in Fiscal 2019 that were above target, but lower than payouts earned by our Named Officers under our annual cash bonus plan, operating performance share units ("Operating PSUs") and TSR performance share units ("TSR PSUs") in Fiscal 2018. After evaluating the performance of the Company and the individual executives under our standard executive compensation program, the Compensation Committee approved:

- payouts earned under our annual cash bonus plan averaging 118% of target, based on corporate financial goal achievement of 121% and average individual goal achievement of 112%;

- payouts earned based on growth in revenue and operating income relative to compensation peer group companies for each of the Operating PSUs granted in Fiscal 2017 and Fiscal 2018 at an average of 190% of target; and

- payouts earned based on TSR growth over a three-year period relative to compensation peer group companies under the TSR PSUs granted in Fiscal 2017 at 167% of target.

Performance-based compensation payouts earned by our Named Officers in respect of performance in Fiscal 2019, as approved by the Compensation Committee, and the percentage change from payouts earned in Fiscal 2018, are presented below. Shares delivered are based on target award amounts granted in Fiscal 2017 and Fiscal 2018 (Operating PSUs) and Fiscal 2017 (TSR PSUs).

| | ANNUAL CASH BONUS | | OPERATING PSUs | | TSR PSUs | |
NAMED OFFICER	PAYOUT EARNED FOR FISCAL 2019	% CHANGE FROM FISCAL 2018	# OF SHARES EARNED FOR FISCAL 2019	% CHANGE FROM FISCAL 2018	# OF SHARES EARNED FOR FISCAL 2019	% CHANGE FROM FISCAL 2018
James M. Whitehurst	$1,905,750	(23)%	72,157	(5)%	64,858	(10)%
Eric R. Shander (1)	$657,250	9%	7,722	100%	—	—
Paul J. Cormier	$847,000	(28)%	36,342	(10)%	34,336	(10)%
Arun Oberoi	$676,056	(24)%	40,210	(11)%	49,596	67%
Michael R. Cunningham	$477,000	(26)%	18,224	(11)%	17,549	(10)%

(1) Mr. Shander began participating in our standard executive compensation program in Fiscal 2018, and as a result he received his first PSU payout in Fiscal 2019 under the Operating PSUs granted in Fiscal 2018.

On October 28, 2018, the Board approved the Merger Agreement. The Merger Agreement included certain interim operating covenants that we must follow, including a covenant that requires us to grant only RSAs or restricted stock units ("RSUs") following the date of the Merger Agreement. Our stockholders approved the transactions contemplated by the Merger Agreement (the "Merger Transaction") at a special meeting of stockholders held on January 16, 2019, with 99 percent of the votes cast voting for the Merger Agreement.

The Compensation Committee made no changes to our annual cash bonus plan structure for Fiscal 2020, but approved equity grants consisting solely of RSAs as required under the Merger Agreement. The committee also approved the RSA awards as solely service-based awards in light of the change in the deductibility of performance-based compensation enacted as part of the Tax Cuts and Jobs Act in December 2017 (the "2017 Tax Act") and reduced the life of the award to three years. The committee believes that these changes were appropriate to enable Red Hat to motivate and retain our executives and focus them on closing the Merger Transaction for the benefit of our stockholders, at the same time that they must continue to manage our business for success in the competitive technology industry. The Fiscal 2020 executive compensation program continues to emphasize equity compensation which aligns management interests with our stockholders' interests and includes a performance component through the annual cash bonus plan. More detail about the Fiscal 2020 executive compensation program is provided in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2020 Key Compensation Decisions."

We have adopted a number of practices that we believe benefit our stockholders by helping to align the interests of our management team with the interests of our stockholders, mitigate potential risks and promote effective oversight of our compensation program. These practices include:

- Stock ownership policy for Named Officers and directors; all Named Officers and directors in compliance at end of Fiscal 2019

- Clawback policy covering Named Officers' incentive compensation

- Prohibition on the following transactions with respect to Company securities: short sales, buying or selling options (puts and calls), hedging or monetization transactions (such as collars and forward sales contracts), purchases on margin and pledging

- Prohibition on new excise tax gross-up payments to our executives; no new or modified provisions since December 2007

- Termination of employment required following change in control event ("double trigger") before benefits payable

- Named Officers receive the same benefits provided to all full-time employees

- Regular stockholder engagement on various aspects of Company performance, including executive compensation program

The following table summarizes the principal components of our standard executive compensation program in Fiscal 2019.

	COMPENSATION ELEMENT	PRINCIPAL OBJECTIVE AND LINK TO BUSINESS STRATEGY	PERFORMANCE METRICS	KEY FEATURES	MORE DETAILS
FIXED	Base Salary	To attract and retain key executive talent	Not applicable	No automatic or guaranteed increases Reviewed annually	P. 28
FIXED WITH AT RISK COMPONENT	Restricted Stock Awards	To attract and retain key executive talent Align executives' interests with those of stockholders	Service-based vesting over four-year period subject to achievement of revenue target	25% of shares vest after first year; remainder vest ratably on a quarterly basis over subsequent three years	P. 32
ALL AT RISK	Annual Cash Bonus	To encourage and reward performance that contributes to creating stockholder value To focus executives on growing key metrics that contribute to overall profitability and ability to grow our business	Revenue, cash flow from operations, non-GAAP operating margin and individual performance goals over one-year performance period	Payout based on absolute performance against financial targets and achievement of individual goals with payout capped at 200% of target	P. 28
	Operating PSUs	To encourage and reward financial performance that contributes to creating long-term stockholder value Align executives' interests with those of stockholders	Revenue and operating income growth relative to peer group over three-year performance period	2 payouts based on performance relative to peer group, capped at 200% of target, after two and three years	P. 31
	TSR PSUs	To encourage and reward performance that contributes to creating long-term stockholder value Align executives' interests with those of stockholders	Growth in stock price plus dividends relative to peer group over three-year performance period	Single payout based on performance relative to peer group, capped at 200% of target	P. 31
SEVERANCE	Change in Control ("CIC")	To focus management on acting in the best interests of our stockholders in a CIC context	Not applicable	Double trigger-benefits paid only upon occurrence of CIC and termination without good cause or with good reason	P. 42
	Non-Change in Control	To attract and retain key executive talent	Not applicable	Paid upon termination without good cause or with good reason Requires execution of non-compete/non-solicit	
BENEFITS	Benefits	To provide competitive benefits package to attract and retain talent	Not applicable	Same benefits as are provided to all of Company's full-time employees • 401(k) Plan with company match • Medical, dental and vision plan • Life insurance benefit • Company charitable match	

COMPENSATION DISCUSSION AND ANALYSIS

OUR COMPENSATION PHILOSOPHY
Our executive compensation program is designed to:

- pay for performance by linking the majority of compensation to measures of Company performance and to Company and individual goals that contribute to the growth of our business and build long-term stockholder value;

- align executive interests with those of our stockholders; and

- attract and retain the talent needed to lead our Company in the evolving and highly competitive technology industry in which we operate.

Our program emphasizes long-term equity awards and annual performance-based cash bonuses so that a substantial portion of the value of each executive's total compensation opportunity is derived from Company business and stock price performance and the achievement of Company and individual performance goals established by the Compensation Committee. The selected performance metrics emphasize overall Company performance, reflecting the Compensation Committee's belief that the Named Officers, led by our CEO, are a team, sharing responsibility for Company performance and for execution of Company strategies. The relatively uniform compensation mix for each Named Officer reinforces this view, and in the committee's view also promotes team cohesion and internal equity. However, the Compensation Committee considers it appropriate for the CEO, who is responsible for developing the overall strategy and direction for the Company, to receive a greater portion of his compensation (in comparison to the other Named Officers) in performance-based compensation. Goals are derived from the Company's operating plan and business strategy. Performance levels are intended to be challenging and require effective execution in order to obtain a target level payout. The program is designed to have the flexibility to reward superior performance by providing for total earned compensation substantially above the target level and to provide compensation below the target level if performance goals are not met. In making its compensation decisions for individual executives, the Compensation Committee seeks to provide a competitive level of compensation for a position.

PROCESS FOR DETERMINING NAMED OFFICERS' COMPENSATION
The process for determining the Named Officers' compensation is outlined below along with a description of the role in the process of each of the Compensation Committee, our annual stockholder say-on-pay vote, the Consultant, our management and our compensation peer group.



THE CONSULTANT
- Provides compensation benchmarking data for each Named Officer
- Reviews composition of current peer group members and identifies new peer group candidates
- Recommends program design and payout mix for each fiscal year
- Recommends compensation levels for each Named Officer

COMPENSATION COMMITTEE
- Approves executive compensation program components and payout mix
- Sets financial performance targets
- Approves individual performance objectives
- Approves peer group to be used to measure PSU performance and to benchmark compensation levels and mix
- Sets target compensation levels for each fiscal year

Annual stockholder say-on-pay vote

MANAGEMENT
- CEO and CFO propose financial metrics and performance levels for annual cash bonus plan
- CEO proposes individual performance objectives
- CEO recommends compensation levels for other Named Officers

ROLE OF THE COMPENSATION COMMITTEE
The Compensation Committee oversees and approves all compensation arrangements for the Named Officers. Each year, the Compensation Committee:

- makes compensation decisions for Named Officers, both to certify achievement of performance goals and determine the payouts for the previous fiscal year, and to set compensation levels and goals for the performance-based elements of our program for the current fiscal year;

- reviews our executive compensation program design and effectiveness and adjusts as needed to support our business, taking into consideration compensation peer group company data, recommendations by the CEO and the Consultant, market trends, retention and succession considerations, legal and regulatory developments and the needs of our business;

- addresses executive compensation matters that arise during the fiscal year due to a change in status, retention and succession considerations or personnel changes;

- assesses the performance of our CEO (together with the independent members of the Board) and senior management team; and

- evaluates the effectiveness of our executive compensation program, including whether the program encourages excessive risk-taking.

In determining the appropriate level and compensation mix for each Named Officer, the Compensation Committee takes into account:

- Named Officer's experience and scope of responsibility, individual performance and retention prospects;

- the Consultant's annual review of publicly available compensation data from our compensation peer group companies and market information for certain positions from industry compensation surveys such as the Radford Global Technology Survey;

- management input;

- data prepared by the Consultant reflecting (i) cash payments, (ii) equity compensation grant values, (iii) internal equity and (iv) potential severance payments; and

- other information as it deems necessary and appropriate.

No pre-determined weighting is assigned to any factor, and the emphasis placed on a specific factor may vary among Named Officers, reflecting market conditions, business needs and retention and succession considerations at the time compensation decisions are made.

ROLE OF STOCKHOLDER SAY-ON-PAY VOTE

The Compensation Committee considers the results of our annual say-on-pay advisory vote and other feedback received from stockholders on executive compensation matters in determining executive compensation decisions and policies. These forms of stockholder feedback provide useful input to the committee in its work to design and oversee an executive compensation program that serves the long-term interests of our stockholders. At our 2018 Annual Meeting, approximately 96% of the votes cast were voted "FOR" approval of our executive compensation program as described and disclosed in the Compensation Discussion and Analysis section, compensation tables and narrative discussion in our 2018 Proxy Statement, and over the past five years, at least 96% of the votes cast each year were voted "FOR" our annual say-on-pay vote. The Compensation Committee believes such results affirm stockholders' support of the Company's approach to, and structure of, executive compensation.

ROLE OF THE COMPENSATION CONSULTANT

The Consultant provides services at the direction and under the supervision of the Compensation Committee, which has the sole authority to hire or fire the Consultant. From time to time at the request of the Compensation Committee, the Consultant:

- provides recommendations on the design of, and amounts awarded under, our executive compensation program;

- provides studies and other analyses regarding competitive pay practices for key employees, including the Named Officers;

- proactively advises on trends and developments related to executive and board compensation practices;

- attends various Compensation Committee meetings; and

- communicates with members of the Compensation Committee outside of scheduled meetings.

The Consultant provided executive compensation-related data used in preparing the Company's Annual Report on Form 10-K for Fiscal 2019 and this Proxy Statement. The Consultant provided no other services in Fiscal 2019 and is not otherwise retained by, and does not otherwise advise, the Company on compensation matters.

After considering information provided by the Consultant and any other factors the Compensation Committee considered relevant to the Consultant's independence or felt were relevant to a potential conflict of interest between the Consultant and the Compensation Committee or the Company, the Compensation Committee assessed the independence of the Consultant pursuant to SEC and NYSE rules in the first quarter of Fiscal 2019 and concluded that the Consultant's work for the Compensation Committee did not present a conflict of interest.

ROLE OF MANAGEMENT
Management helps the Compensation Committee fulfill its responsibilities by:

- providing information and day-to-day support;

- providing background information to complete studies and projects requested by the Compensation Committee; and

- working with the Consultant at the request and in support of the Compensation Committee.

From time to time, members of management are invited to attend Compensation Committee meetings. No executive officer participates in deliberations by the Compensation Committee or the Board regarding his or her compensation. In addition, at the request of the Compensation Committee, the CEO provides input regarding the performance and compensation recommendations for his direct reports, including the other Named Officers. The Compensation Committee believes this process is both orderly and fair and preserves the CEO's ability to have an appropriate impact on compensation for his direct reports. Management did not retain a separate compensation consultant for the compensation of our Named Officers.

COMPENSATION PEER GROUP
The Compensation Committee annually reviews and approves a peer group composed of companies in our industry considered to be our peers. In Fiscal 2019 this peer group data was used:

- as an input in developing base salary ranges, annual cash bonus targets and annual equity award targets;

- to assess the extent to which our individual compensation elements, compensation mix and our total direct compensation awarded to executives are competitive with our peers;

- as an input in evaluating executive compensation policies, such as share ownership guidelines; and

- to measure performance for our PSU awards.

The Consultant recommends peer companies for the Compensation Committee's consideration. In developing its recommendation, the Consultant identifies companies with similar Global Industrial Classification System ("GICS") industry codes and with comparable levels of market capitalization, revenues, operating income, number of employees and revenue and operating income growth rates, in an effort to populate the group with companies that have attributes appropriate to compare to Red Hat. The Fiscal 2019 compensation peer group consisted of 19 peer companies from the Software, Internet Software and Services, Computers & Peripherals and IT Services GICS industry codes and includes several companies with which we compete for talent.

For Fiscal 2019, after review and discussion with the Consultant, the Compensation Committee decided to remove Nuance Communications, Inc. and Verint Systems, Inc. from our peer group because it believed that these companies no longer met the Company's identification criteria, including market capitalization. The committee added CA, Inc., a provider of enterprise and mainframe software solutions services, ServiceNow, Inc., a provider of cloud-based solutions to automate workflow, and Workday, Inc., a provider of enterprise cloud applications for finance and human resources, in order to provide a peer group composed of size-relevant companies within our industry. CA, Inc. was acquired by Broadcom, Inc. in November 2018 and so ceased to be a public reporting company.

For Fiscal 2020, after review and discussion with the Consultant, the Compensation Committee decided to make no changes to the peer group other than to remove CA, Inc.

The table below lists selected financial data (in millions) and other relevant information derived from public sources for each Fiscal 2019 peer group company other than CA, Inc., which is excluded from this table because it ceased to be a public reporting company during Fiscal 2019. This table is intended to illustrate the types of information used by the Compensation Committee to evaluate whether selected peers are reasonably comparable with Red Hat and should not be relied upon for any other purpose.

**MOST RECENT FOUR QUARTERS AS OF
FEBRUARY 28, 2019**

PEER GROUP MEMBER	REVENUES	OPERATING INCOME	EMPLOYEES (1)	MARKET CAP (2)	3-YR. REVENUE GROWTH (3)	3-YEAR OP. INCOME GROWTH (3)
Adobe Inc.	$ 9,552	$2,832	21,357	$128,028	88%	173%
Akamai Technologies, Inc.	$ 2,752	$ 479	7,519	$ 11,355	23%	2%
ANSYS, Inc.	$ 1,328	$ 482	3,400	$ 14,849	40%	34%
Autodesk, Inc.	$ 2,745	$ 111	9,600	$ 35,701	16%	194%
Cadence Design Systems, Inc.	$ 2,197	$ 451	7,500	$ 16,052	26%	46%
Citrix Systems, Inc.	$ 2,996	$ 649	8,200	$ 13,897	(6)%	1%
Intuit Inc.	$ 6,593	$1,744	8,900	$ 64,025	42%	45%
Jack Henry & Associates, Inc.	$ 1,603	$ 392	6,307	$ 10,236	21%	20%
NetApp, Inc.	$ 6,146	$1,183	10,300	$ 16,103	11%	186%
Open Text Corporation	$ 2,876	$ 598	12,200	$ 10,161	58%	53%
PTC Inc.	$ 1,252	$ 92	6,110	$ 11,011	6%	(32)%
salesforce.com, inc.	$14,013	$ 581	35,995	$125,192	98%	328%
ServiceNow, Inc.	$ 2,809	$ (37)	8,154	$ 43,219	155%	78%
Symantec Corporation	$ 4,731	$ 621	11,923	$ 14,376	31%	5%
Synopsys, Inc.	$ 3,231	$ 422	13,245	$ 15,219	39%	48%
Verisign, Inc.	$ 1,222	$ 782	900	$ 21,314	13%	24%
VMware, Inc.	$ 9,232	$2,090	24,200	$ 70,565	46%	73%
Workday, Inc.	$ 3,029	$ (490)	10,500	$ 43,545	141%	(73)%
Summary Data vs. Red Hat						
75th percentile	$ 5,792	$ 749	12,131	$ 43,463	55%	77%
Median	$ 2,936	$ 531	9,250	$ 16,077	35%	46%
25th percentile	$ 2,334	$ 399	7,505	$ 14,017	17%	8%
Red Hat	$ 3,362	$ 546	13,360	$ 32,276	64%	87%

Data presented in above table was compiled by the Consultant. Operating income may include adjustments made by the Consultant to publicly disclosed results in an effort to increase consistency in the method of calculating peer companies' operating income.
(1) As of the end of the most recently completed fiscal year.
(2) As of February 28, 2019.
(3) Represents point-to-point growth, not annualized.

EXECUTIVE COMPENSATION PROGRAM STRUCTURE
The principal components of our Fiscal 2019 executive compensation program—Base Salary, Annual Cash Bonus and Equity Compensation—are described in more detail below.

CASH COMPENSATION

BASE SALARY	
What is it?	Base salary provides a fixed level of cash compensation designed to be commensurate with an executive's role and level of responsibility.
How is it set?	The Compensation Committee reviews base salaries at least annually with the aim of paying market-competitive base salaries to attract and retain key executive talent. Periodically, the committee has approved increases to reflect changes in the competitive market for talent in the technology industry, improvements in the Company's operating results, to maintain appropriate internal equity and, for certain executives, increases in scope of responsibilities. Annual salary increases are not automatic or guaranteed.
Why is it important?	Base salary serves as the basis for annual bonus opportunities, certain employee benefits and potential severance benefits. Decisions regarding base salary help us attract and retain key executive talent.

ANNUAL CASH BONUS	
What is it?	Cash earned based on fiscal year Company financial performance (75% of payout) and performance against individual goals (25% of payout). Threshold levels of performance required to earn a payout.
How is it set?	The Compensation Committee determines the eligibility of the Named Officers to participate in the annual cash bonus plan when it approves the performance goals and target payout levels, which are set in the first quarter of the fiscal year as a percentage of annual base salary at the end of the fiscal year. The Company does not guarantee payment of cash bonuses to any executive.
	The Compensation Committee certifies the level of performance achieved and the payouts earned in the following fiscal year.
Why is it important?	The annual cash bonus is designed to drive the achievement of key business results that ultimately are expected to create long-term stockholder value and to recognize individuals based on their individual contributions to those results.
	The Compensation Committee believes that a cash bonus based on an assessment of individual performance against pre-determined goals within the context of the Company's overall performance enhances long-term stockholder value and serves to link annual performance and annual incentive payments.

CEO TARGET BONUS PERCENTAGE
Our CEO's target bonus opportunity is 150% of his base salary and is higher than the target percentages set for the other Named Officers. The Compensation Committee sets a higher target bonus opportunity for the CEO to reflect his greater responsibility for developing and directing Company strategy to remain competitive in the rapidly changing technology industry. The higher target bonus opportunity also serves to place a greater portion of the CEO's total annual cash compensation at risk, which the committee intends to further support his greater accountability to stockholders.

PERFORMANCE GOALS AND PAYOUTS
• All goals set and communicated in the first quarter of the fiscal year

• Set at a level intended to be challenging, but achievable at a target level, with superior performance required for above target payouts

• Over our previous five fiscal years (Fiscal 2014 – 2018), payout levels were:
  • Above target (but below maximum) – four times
  • Below target – one time

• No payout unless employed on payment date, which generally occurs in the first quarter following the fiscal year, except for participants hired during the fiscal year and participants whose employment ends prior to payout date due to retirement or a reduction in force, who receive a pro-rated payment based on number of days employed during fiscal year

Payouts are earned based on Company performance against financial goals and each Named Officer's performance against individual goals, in each case approved by the Compensation Committee (other than for our CEO whose performance is approved by the full Board). The maximum possible cash bonus payment for a Named Officer is 200% of that officer's annual target amount. The final payout is calculated according to the formula below.

CALCULATION OF PAYOUT AMOUNT


Performance on Company Financial Goals 75%
+
Performance on Individual Goals 25%
X
Individual Target Amount (Base Salary X Target Percentage)
=
Annual Cash Bonus Plan Payout Amount

COMPANY FINANCIAL GOALS

For Fiscal 2019, the Compensation Committee selected Company performance metrics of total revenue, cash flow from operations, and non-GAAP operating margin because management uses these metrics as a component of its internal reporting to evaluate performance of the business, to make operating decisions, including internal budgeting and the calculation of incentive compensation for all employees, and to forecast future performance. Additionally, the Compensation Committee, taking into account the Consultant's recommendations, believes these performance metrics drive long-term stockholder value. The total revenue metric reflects management's effectiveness at selling our products and services and is a critical measurement of the growth of our business used by management and market analysts. Cash flow from operations reflects management's effectiveness in generating cash and providing the capital resources necessary for the business to grow. Non-GAAP operating margin demonstrates how efficiently management runs the business and controls costs. We use non-GAAP operating margin because we seek to compensate our executive team based on how effectively they build stockholder value through operating the Company business. The Compensation Committee believes this non-GAAP metric eliminates the impact of items that are unrelated to business operations and outside of management's control, such as tax rates.

The range of performance levels for each metric is determined following a review of internal projections, analyst expectations and our annual business plan. The annual cash bonus plan provides for financial results to be adjusted for specified items that may occur during the performance period, but that were not contemplated at the time the Company performance goals were set, including, but not limited to, volatility in foreign exchange and interest rates, unanticipated acquisitions, litigation settlements, the cumulative effect of changes in tax laws or accounting procedures, and substantial changes in general macroeconomic conditions. The calculation of the financial performance metrics is described in the following table.

FINANCIAL PERFORMANCE METRIC	METRIC DEFINITION	WEIGHTING
Total Revenue	GAAP total revenue	25%
Cash Flow from Operations	GAAP cash flow from operations	25%
Non-GAAP Operating Margin	GAAP operating margin minus impact of expense related to share-based payment arrangements and amortization of intangible assets	25%

INDIVIDUAL PERFORMANCE GOALS

The Compensation Committee establishes individual performance goals for our CEO and, in consultation with the CEO, establishes individual performance goals for each of the other Named Officers. These individual performance goals focus on qualitative strategic and operational considerations and the businesses or functions that the Named Officer leads. At the end of the fiscal year, each Named Officer provides the CEO with an individual self-assessment with respect to performance on individual performance goals. The CEO reviews each self-assessment and evaluates for each Named Officer's individual goals, the relative impact of each performance goal to the Company's success and the effort required to achieve each goal. Then the CEO provides the Compensation Committee with an assessment of the performance of, and recommendation for individual bonus amounts for, the other Named Officers. The Compensation Committee discusses the CEO's performance on the individual performance goals and then assesses his performance, which the committee provides to the Board. The independent directors then evaluate the CEO's overall performance during the fiscal year, certify his performance against his individual goals and approve his payout.

EQUITY COMPENSATION

	EQUITY COMPENSATION
What is it?	Equity compensation provides an opportunity for each Named Officer to earn shares of Red Hat stock based on achievement of performance goals approved by the Compensation Committee. Equity awards vest over periods ranging from two to four years. In Fiscal 2019, Named Officers were granted Operating PSUs, TSR PSUs and RSAs, subject to achievement of a performance goal.
How is it set?	The Compensation Committee determines the eligibility of each Named Officer for equity awards annually in the first quarter of the fiscal year when it approves the performance goals, the performance periods, the compensation peer group and target share amounts that can be earned. The Company does not guarantee equity award grants to any executive.
	The Compensation Committee certifies the level of performance achieved and the number of shares earned for the applicable performance period in the following fiscal year.
Why is it important?	Performance-based and long-term equity compensation helps align the interests of our Named Officers with the interests of our stockholders, reward executives for delivering long-term performance, serve as an important retention tool and provide a meaningful way to align the Named Officers' contributions and efforts with the Company's future success.

GRANT VALUES

In determining target equity grant values for each Named Officer, including the CEO, the committee considers performance, current amount of unvested equity, relative ability to impact the Company's future success, and retention and succession considerations, taking into account the Consultant's peer company data for that individual's position and the CEO's recommendations. The Compensation Committee sets a target equity value to deliver to each Named Officer, and that value is converted into a target number of shares (based on the closing stock price on or about the approval date) which the committee approves when making the equity awards.

TIMING OF EQUITY AWARDS

Under the stockholder-approved 2004 Long-Term Incentive Plan, awards to employees are authorized by the Compensation Committee before or on the grant date. It is the Company's general practice to make recurring equity award grants (other than grants of PSUs and RSAs) during the Company's open trading window after a quarterly earnings announcement, although the Company has the authority to make grants at other times of the year under certain circumstances. The committee's general practice has been to approve grants of PSUs and RSAs within the first quarter of the fiscal year in order to establish performance metrics for executives at the beginning of the performance period. Other than as described above, the Company has no program, plan or practice to coordinate its award grants with the release of material non-public information.

In addition to achievement of performance goals, our equity awards require that a Named Officer maintain a continuous relationship with the Company as an employee, officer, director and/or consultant (a "Business Relationship") until the end of the performance period (Operating and TSR PSUs) or vesting date (RSAs and RSUs) in order to earn a payout.

PERFORMANCE SHARE UNITS

The Compensation Committee has included PSUs in our executive compensation program because the committee believes they provide significant incentives for senior management to focus on specific growth metrics that contribute to long-term stockholder value and help align management and stockholder interests. Since the awards are denominated and distributed in shares of common stock, a strong linkage to stockholder return is maintained. The committee grants a target number of PSUs. Executives may earn up to 200% of the target number of PSUs (the "Maximum") for superior performance over the performance period, or may earn nothing if the Company does not out-perform at least 30% of the peer companies (as shown in the table below). Payouts for PSUs are based upon how well the Company performs for specified metrics (discussed below) relative to the other companies in the relevant compensation peer group.

	PERCENT OF PEER COMPANIES RED HAT OUT-PERFORMS	PAYOUT % OF TARGET
Maximum Payout	75% or higher	200%
	70%	175%
	65%	150%
	60%	125%
	55%	110%
Target Payout	50%	100%
	45%	90%
	40%	75%
	35%	50%
Minimum Performance Level Required for Payout	30%	25%
No Payout	Under 30%	0%

OPERATING PSUs	
Performance Period	Two segments: Shares are earned based on performance at the end of the second fiscal year (capped at 50% of the Maximum) and the end of the third fiscal year (100% of the Maximum, less amounts earned in the first performance segment).
Performance Goals	Growth relative to compensation peer group companies for revenue and operating income, excluding the impact of items that are unusual in nature or infrequently occurring, or both, and the cumulative effect of changes in applicable tax and accounting rules. Exclusions are made only if the item is separately disclosed on the applicable income statement. The Compensation Committee selected these performance metrics because these are metrics which management uses to assess our performance and which the Compensation Committee, taking into account the Consultant's recommendations, believes reflect the overall health and competitive positioning of the Company and create long-term stockholder value. Under the terms of the Operating PSU granted in Fiscal 2019, compensation peer group companies that report an operating loss are excluded from the calculation of operating income growth because the committee believes that such companies' operating loss position is too inconsistent with the operating income results of the other compensation peer group companies for a meaningful comparison to be made.
Payouts	Our Named Officers can earn two payouts under the Operating PSUs. The first payout may be earned after the completion of the second fiscal year and is capped at 50% of the Maximum. The second and final payout may be earned after the completion of the third fiscal year and will be reduced by shares earned and distributed as part of the first payout.

TSR PSUs	
Performance Period	Three years. Shares are earned based on performance at the end of the third fiscal year.
Performance Goals	Growth relative to compensation peer group companies for TSR (stock price plus any cash dividends payable with respect to a record date set, and not rescinded). TSR performance is measured over a period of 90 trading days at each of the beginning and the end of the performance period. The use of relative TSR creates inherent alignment with stockholders' interests, using a generally simple and objective measurement process for calculating relative TSR.
Payout	The TSR PSUs have a single payout at the end of the performance period.

RESTRICTED STOCK AWARDS

The Compensation Committee believes that RSAs help to align the interests of management with those of stockholders by rewarding stock price performance without encouraging excessive risk-taking and are an important component of compensation used to attract and retain the Company's executives. RSAs also serve to balance the riskier nature of the PSUs. RSA amounts were set after considering amounts that would promote retention, reward long-term stock value creation and performance and be competitive with compensation peer group practices and industry trends.

RSAs	
Performance Period	One year. If performance goal is met, 25% of the RSAs vest approximately one year following the grant date, and the remainder vest ratably on a quarterly basis over the course of the subsequent three years. The Named Officer must have a Business Relationship on each vesting date in order to earn the RSAs. If the performance goal is not met, all RSAs are forfeited.
Performance Goals	Achievement of a revenue threshold approved by the Compensation Committee. The performance condition focuses executives on growing revenue and was designed to enable the Company to maximize the tax deductibility of the expense associated with the RSAs under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").
	In Fiscal 2020, the Compensation Committee approved the RSAs as solely service-based awards in light of the change in the deductibility of performance-based compensation enacted as part of the 2017 Tax Act.
Vesting Period	The RSAs vest over a period of four years. In Fiscal 2020, the Compensation Committee approved the RSAs with a vesting period of three years, vesting ratably on each anniversary of the grant date. The committee determined changes were needed to the RSAs in order to retain and motivate the executive team to focus on closing the Merger Transaction (the "Closing Date"), while continuing to manage our business.

TSR HURDLE PSUs
In August 2014, Mr. Whitehurst and Mr. Cormier were granted PSUs requiring achievement by August 6, 2017 of an average TSR of $80.18 (the "TSR Hurdle PSUs") for a 90-calendar day period. The performance goal was achieved in January 2016, and Mr. Whitehurst and Mr. Cormier earned 50% of the PSUs. They earned the remaining 50% of the TSR Hurdle PSUs on August 6, 2018. The Compensation Committee granted the TSR Hurdle PSUs to provide an incentive to deliver a sustained level of exceptional corporate performance and considers the use of a special award, such as the TSR Hurdle PSUs, to be a tool for use only in exceptional circumstances.

FISCAL 2019 COMPENSATION DECISIONS

TARGET COMPENSATION AMOUNTS
In the first quarter of Fiscal 2019, the Compensation Committee took the following actions for the Fiscal 2019 executive compensation program:

PROGRAM ELEMENT	ACTION TAKEN	RATIONALE
Base Salary	Salary increases for all executives except for Mr. Cormier	Base salary levels generally competitive with those provided by compensation peer companies, but the committee felt that they were not commensurate with the changing scope of responsibilities for certain of the Named Officers.
Annual Cash Bonus	No change in target opportunities, except for Mr. Shander, or performance metrics	Target annual cash bonus opportunities as a percentage of base salary generally competitive with those provided by peer companies and sufficient to incent executive team to deliver strong financial and operational performance. Mr. Shander's target was set at 100% of his base salary to better align his target cash bonus opportunity with CFOs at compensation peer companies.
		Performance metrics of total revenue, cash flow from operations and non-GAAP operating margin determined to be most relevant for company operating performance and consistent with how executive team manages the business. Company finance goal ranges and individual performance goals are discussed in the section entitled "Compensation Earned" below.
Equity Awards	No change in mix of award types. Slightly higher target share value approved, but target share levels generally consistent with Fiscal 2018 levels, except for Mr. Shander	The target opportunity mix of equal amounts of Operating PSUs, TSR PSUs and RSAs generally competitive with those provided by compensation peer companies. Target equity values used to derive the target share levels were slightly higher than those set in Fiscal 2018 except as noted below, to maintain alignment with compensation peer companies based on peer group and Radford survey data prepared by the Consultant, in order to provide meaningful retentive value and incent the executive team to deliver strong financial and operational performance.
		Fiscal 2019 target equity award levels set for Mr. Shander increased by over 50 percent because the benchmarking data provided by the Consultant showed that his target equity value was below the median for CFOs in our compensation peer group.

The charts below show target compensation opportunities approved in Fiscal 2019 for our CEO and the other Named Officers as a group based on our standard executive compensation program. The majority of target compensation for our CEO and our other Named Officers was in the form of performance-based equity and cash awards. Our executive compensation program is designed to provide target total cash and equity compensation opportunities relative to our compensation peer companies that allow us to compete for and retain top talent without providing excessive compensation or encouraging excessive risk taking. Target amounts for equity awards will be paid in future fiscal years if performance goals are achieved. Actual values earned and paid for incentive compensation may be below or above target levels.

TARGET COMPENSATION GRANTED IN FISCAL 2019



CEO

27%
TSR
PSUs
27%
Operating
PSUs
12%
Annual
Cash
Bonus
27%
RSAs
7%
Base
Salary
93%
At Risk

Other Named Officers

26%
TSR
PSUs
26%
Operating
PSUs
11%
Annual
Cash Bonus
26%
RSAs
11%
Base
Salary
89%
At Risk

NAMED OFFICER	ANNUAL BASE SALARY	ANNUAL CASH BONUS TARGET	EQUITY AWARDS				TOTAL TARGET COMPENSATION OPPORTUNITIES
			ESTIMATED TARGET VALUE[1]	OPERATING PSUs	TSR PSUs	RSAs	
James M. Whitehurst	$1,100,000	$1,650,000	$12,447,499	22,075	22,075	22,075	$15,197,499
Eric R. Shander	$ 550,000	$ 550,000	$ 3,960,644	7,024	7,024	7,024	$ 5,060,644
Paul J. Cormier	$ 700,000	$ 700,000	$ 5,657,903	10,034	10,034	10,034	$ 7,057,903
Arun Oberoi	$ 575,000	$ 575,000	$ 3,960,644	7,024	7,024	7,024	$ 5,110,644
Michael R. Cunningham	$ 500,000	$ 400,000	$ 2,942,290	5,218	5,218	5,218	$ 3,842,290

1 Estimated target value is determined in accordance with FASB ASC Topic 718, in all material respects, and is consistent with the equity values shown in the Summary Compensation Table.

COMPENSATION EARNED

In the first quarter of Fiscal 2020, the Compensation Committee certified Fiscal 2019 performance and approved payouts for the compensation elements below.

PROGRAM ELEMENT	COMPENSATION COMMITTEE ACTION TAKEN	RATIONALE
Annual Cash Bonus for Fiscal 2019 performance	Certified financial goal achievement of 121% Approved achievement against individual performance goals at a level of 112% (average) Approved individual payouts at an average level of 118% of target	Performance against goals is described in greater detail below.
Operating PSUs granted in Fiscal 2017	Certified Fiscal 2017 Operating PSU performance and payouts for three-year performance period ending on February 28, 2019 Red Hat ranked 3rd on revenue growth and 5th on operating income growth among the 18 compensation peer companies, resulting in a payout of 200% of target	Payout for the final three-year segment determined according to formula comparing Red Hat performance to performance of compensation peer companies.
Operating PSUs granted in Fiscal 2018	Certified Fiscal 2018 Operating PSU performance and payouts for two-year performance period ending on February 28, 2019 Red Hat ranked 4th on revenue growth and 7th on operating income growth among the 18 compensation peer companies, resulting in a payout of 180% of target	Payout for the first two-year segment determined according to formula comparing Red Hat performance to performance of compensation peer companies.
TSR PSUs granted in Fiscal 2017	Certified TSR PSU performance and payouts for three-year performance period ending on February 28, 2019 Red Hat ranked 6th on TSR growth among the 18 compensation peer companies, resulting in a payout of 167% of target	Payout determined according to formula comparing Red Hat performance to performance of compensation peer companies.
RSAs granted in Fiscal 2019	Certified achievement of revenue threshold of $3.15 billion	Based on Red Hat's financial statements filed in its Annual Report on Form 10-K for Fiscal 2019. No RSAs were forfeited since the performance threshold was met. RSAs will vest over the next three years subject to maintaining a continuing Business Relationship.

The charts below show compensation earned in Fiscal 2019 by our CEO and the other Named Officers as a group based on performance measured at the end of Fiscal 2019 and are intended to illustrate how performance by the Company and our Named Officers impacted the compensation received. These charts reflect annual base salary earned during Fiscal 2019, payouts approved by the Compensation Committee for performance periods that ended on February 28, 2019 for our annual cash bonus plan, Operating PSUs granted in Fiscal 2017 and Fiscal 2018 and TSR PSUs granted in Fiscal 2017, and all RSAs awarded in Fiscal 2019 for which the performance threshold was met, even though Named Officers will receive the shares underlying the RSAs over the next three years, subject to maintaining a continuing Business Relationship. The value of the shares of the TSR Hurdle PSUs that Mr. Whitehurst and Mr. Cormier earned through their continued service in August 2018 are not included in these amounts because the TSR Hurdle PSUs are not part of our standard executive compensation program.

COMPENSATION EARNED IN FISCAL 2019


CEO
37% TSR PSUs
42% Operating PSUs
11% RSAs
4% Base Salary
6% Annual Cash Bonus
Performance + Service
85% Performance-Based
Other Named Officers
39% TSR PSUs
40% Operating PSUs
11% RSAs
4% Base Salary
6% Annual Cash Bonus
Performance + Service
85% Performance-Based

Operating PSU value is based on closing stock price of $182.51 on April 24, 2019 vesting date, TSR PSU value is based on closing stock price of $182.56 on April 17, 2019 vesting date and RSA value is based on grant date fair market value reported in the Summary Compensation Table.

		ANNUAL CASH BONUS		EQUITY AWARDS (OPERATING PSUs, TSR PSUs, RSAs)		TOTAL COMPENSATION EARNED IN FISCAL 2019	
NAMED OFFICER	ANNUAL BASE SALARY	PAYOUT ($)	% CHANGE FROM FISCAL 2018	PAYOUT ($)	% CHANGE FROM FISCAL 2018	$	% CHANGE FROM FISCAL 2018
James M. Whitehurst	$1,100,000	$1,905,750	(23)%	$28,620,438	5%	$31,626,188	3%
Eric R. Shander[1]	$550,000	$657,250	9%	$2,558,188	239%	$3,765,438	108%
Paul J. Cormier	$700,000	$847,000	(28)%	$14,542,320	2%	$16,089,320	(1)%
Arun Oberoi	$575,000	$676,056	(24)%	$17,541,818	33%	$18,792,874	29%
Michael R. Cunningham	$500,000	$477,000	(26)%	$7,383,264	2%	$8,360,264	(1)%

[1] Mr. Shander first participated in our standard executive compensation program in Fiscal 2018 when he was named as our chief financial officer, and as a result, his earned equity award total reflects only the value of shares earned for the Operating PSUs granted to him in Fiscal 2018 and the RSAs granted to him in Fiscal 2019. In Fiscal 2018, his earned equity award total reflected only the value of the RSAs granted to him in Fiscal 2018. Because his equity award values reflected in this table are relatively low, the year-over-year change in his equity award values and his total compensation earned are not representative of our standard executive compensation program.

ANNUAL CASH BONUS PLAN GOALS FOR FISCAL 2019

COMPANY FINANCIAL PERFORMANCE

For Fiscal 2019, 75% of the final payout for each Named Officer was based on aggregate achievement of Company financial performance goals at an achievement level of 121%, as set forth in the table below (U.S. Dollars, in millions). Each metric is weighted equally in determining the level of achievement.

	PAYOUT RANGE	ACTUAL RESULTS	ADJUSTED RESULTS	ACHIEVEMENT (%)
Adjusted Total Revenue	$3,390 – 3,590	$3,362	$3,434	69%
Adjusted Cash Flow from Operations	$1,012 – 1,065	$1,013	$1,101	200%
Non-GAAP Adjusted Operating Margin	22.7% – 24.9%	15.2%	23.7%	93%
Average				121%

For Fiscal 2019, the financial results were adjusted in accordance with the provisions of the annual cash bonus plan to adjust for costs related to the Merger Transaction, the effect of lower Euro and Yen rates than the rates used to set the financial goals and the impact on cash flow from operations related to our adoption of Accounting Standards Update 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). The net effect of these non-GAAP adjustments was (U.S. Dollars, in millions):

ADJUSTMENT	NET CHANGE TO TOTAL REVENUE	NET CHANGE TO CASH FLOW FROM OPERATIONS	NET CHANGE TO OPERATING INCOME
Non-cash share-based compensation expense	—	—	$209
Amortization of intangible assets	—	—	$40
Adjustment for Merger Transaction	—	$28	$34
Adjustment for adoption of ASU 2016-15		$60	—
Euro and Yen exchange rates	$72	—	—

INDIVIDUAL PERFORMANCE

For Fiscal 2019, the Compensation Committee established individual performance goals for each Named Officer that included a set of common goals to reinforce the need for each executive to contribute as a member of the management team to the Company's overall success and qualitative enterprise leadership and division priority goals for each Named Officer based on areas of responsibility. The Named Officers' performed at an achievement level of 112% (average) on individual performance goals. Individual performance goals are based on our strategic corporate framework which aims for Red Hat to become the default choice for the next generation of IT by optimizing traditional workloads, creating and managing hybrid cloud infrastructure and building next-generation architectures, and the need to develop the tools, processes and talent to scale our company as it grows.

COMMON GOALS

• Execute Company's ethics program

• Advocate for the success of Red Hat customers

• Support the development and scaling of Red Hat culture, including for enhanced diversity and inclusion

• Represent Red Hat with key external communities and stakeholders

• Focus on succession planning

• Enhance capabilities for scaling our business

NAME	INDIVIDUAL GOALS
Mr. Whitehurst **President and CEO**	• Oversee execution and monitor progress for all common strategic goals
Mr. Shander **Executive Vice President and Chief Financial Officer**	• Enhance alignment of finance team priorities with Red Hat strategy • Improve understanding of our metrics, mission and model by employees and external stakeholders • Execute on process excellence in support of growth and scalability goals • Drive corporate performance cadence process • Empower employee and leadership development within Finance
Mr. Cormier **Executive Vice President and President, Products and Technologies**	• Drive customer engagement services to deliver a world class customer experience • Focus on differentiations of products with common management and automation across platforms • Leverage core platforms for full portfolio, including through integration of new technologies and services • Promote developer tools and platforms to developers
Mr. Oberoi **Executive Vice President, Global Sales and Services**	• Develop and execute strategies for target industries, accounts and aligned partners • Scale "partner-led" business across product portfolio • Collaborate with marketing and business units to enhance demand generation capabilities • Support sales, services and partner organization development with enablement and training initiatives • Evolve services strategy and offerings to promote new products • Develop systems and buying program to support scaling of business and productivity
Mr. Cunningham **Executive Vice President and General Counsel**	• Lead defenses against IP assertions • Champion and drive with CEO execution of our corporate ethics and citizenship programs • Enhance data privacy and security law compliance program, including implementation of EU General Data Protection Regulation • Grow capacity and scalability of department resources • Bolster strategic IP position and defenses in light of changing competition • Establish reference-able repository of Red Hat positions to legal open source questions

In assessing the Named Officers' performance against individual performance goals, the committee considered a number of subjective factors, including the following achievements:

• promotion of sales and technical accreditation programs and enablement capabilities;

• executive participation in external communities, including open source, civic, analyst and diversity and inclusion forums;

• broader participation in Red Hat Developer Program; and

• launch of new leadership programs and enhancements to talent identification and planning processes to improve succession planning and develop personnel needed to help Red Hat scale our business.

FISCAL 2020 KEY COMPENSATION DECISIONS

In May 2019, the Compensation Committee met to determine the executive compensation package for our executives for Fiscal 2020, including our Named Officers, for the services to be performed during Fiscal 2020. The committee reviewed the Company's Fiscal 2019 financial performance and benchmarking data prepared by the Consultant based on compensation peer company data and Radford survey data before approving the following compensation levels:

• Base salary: increase for Mr. Shander to maintain his salary at levels competitive with CFOs among our compensation peer group companies;

• Annual cash bonus target: target percentages were maintained; and

• Equity awards: maintained weighting of equity within overall compensation mix, but granted only RSAs as required under the Merger Agreement and approved slight increases in target equity award values for all Named Officers, except for Mr. Whitehurst, in order to retain, motivate and focus executives' energies on closing the Merger Transaction.

The benchmarking data indicated that the Named Officers' target incentive compensation opportunities are generally competitive, except as noted above, with those provided at our compensation peer companies. The committee believes that these compensation levels generally are sufficient in the current environment to retain our executive team and motivate them to continue to deliver strong financial and operational performance and work towards the closing of the Merger Transaction approved by our stockholders.

Set forth below are the Fiscal 2020 compensation opportunities for the Named Officers.

	BASE SALARY ($)	CASH BONUS TARGET ($)	RSAs (#)
James M. Whitehurst	$1,100,000	$1,650,000	59,476
Eric R. Shander	$ 600,000	$ 600,000	27,034
Paul J. Cormier	$ 700,000	$ 700,000	28,656
Arun Oberoi	$ 575,000	$ 575,000	20,276
Michael R. Cunningham	$ 500,000	$ 400,000	15,139
% of Total Compensation (Based on Average of Target Compensation)	10%	11%	79%

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP REQUIREMENTS

The Compensation Committee supports stock ownership as an effective means of aligning motivations of Named Officers and non-employee directors with the long-term interests of stockholders. Under Red Hat's Stock Ownership Policy for Named Officers who report directly to the CEO, ownership levels are derived from multiples of annual base salary. The committee reviews ownership guidelines approximately every two years in order to maintain the ownership levels at or near the target multiples the Compensation Committee established. The current levels were set in September 2018 to adjust for the almost 90% increase in Red Hat's stock price since the levels were previously set. The current ownership levels are as follows:

POSITION	OWNERSHIP LEVEL
Chief Executive Officer	50,000 shares
Executive Vice President	8,000 shares

If at any time a Named Officer or non-employee director does not hold a number of shares that equals or exceeds the applicable level, that officer is required to hold 50% of the shares (net of any shares withheld to satisfy tax obligations at vesting) realized from any equity award granted after March 1, 2010, the effective date of the Stock Ownership Policy, until ownership equals or exceeds the applicable level. For purposes of calculating ownership under the Stock Ownership Policy, shares owned outright, fully vested DSUs and 50% of unvested RSAs and DSUs are counted. Unvested PSU awards are disregarded. As of the end of Fiscal 2019, all of the Named Officers were in compliance with the Stock Ownership Policy.

POLICIES PROHIBITING HEDGING AND PLEDGING

Company policies prohibit employees and non-employee directors from engaging in any of the following transactions with respect to securities of the Company: (i) selling short, (ii) buying or selling options (puts and calls), or other derivative securities or engaging in hedging or monetization transactions (such as collars and forward sales contracts), (iii) purchasing Company stock on margin or (iv) pledging Company stock to a margin account or otherwise.

CLAWBACK POLICY

In May 2009, the Board adopted a clawback policy for our Named Officers. The clawback policy generally requires any participant in our annual cash bonus plan who engages in an act of embezzlement, fraud, willful misconduct or breach of fiduciary duty that results in a material restatement of financial statements included in any of our filings with the SEC to repay us (i) any portion of incentive compensation distributed during the twelve-month period following the filing with the SEC of any financial statements that are subsequently restated that is greater than the amount that would have been paid if calculated based on the restated financial results and (ii) the net proceeds from gains on any sale or disposition of our common stock distributed pursuant to incentive compensation arrangements during such twelve-month period. The Board adopted the policy as an additional deterrent to inappropriate behavior that could adversely affect the Company.

TAX DEDUCTIBILITY OF THE NAMED OFFICERS' COMPENSATION

Prior to December 2017, when the 2017 Tax Act was enacted, Section 162(m) of the Code generally disallowed a tax deduction for compensation that did not qualify as performance-based compensation paid to certain executive officers in excess of $1 million. Incentive awards, such as PSUs, RSAs and the annual cash bonus, were granted and administered pursuant to our stockholder-approved Performance Compensation Plan, which established the performance metrics and other award terms intended to enable us to maximize the tax deductibility of compensation expense under Section 162(m).

Following the amendments to Section 162(m) by the 2017 Tax Act, compensation earned by our Named Officers in excess of $1 million in any year generally will no longer be deductible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for Fiscal 2019 and this Proxy Statement.

Respectfully submitted,
THE COMPENSATION COMMITTEE

Sohaib Abbasi (Chair)
Narendra K. Gupta
Kimberly L. Hammonds
Kevin M. Murai

The information contained in the foregoing report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent Red Hat specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. This information shall not be deemed to be incorporated by reference into any filing of Red Hat under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to our Named Officers in Fiscal 2019, Fiscal 2018 and Fiscal 2017.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($) (1)	BONUS ($)	STOCK AWARDS ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (3)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
James M. Whitehurst	2019	1,074,795	—	12,447,499	1,905,750	14,300	15,442,344
President and Chief	2018	1,000,000	—	10,095,937	2,487,500	14,029	13,597,466
Executive Officer	2017	1,000,000	—	9,125,785	997,500	9,304	11,132,589
Eric R. Shander	2019	524,795	—	3,960,644	657,250	14,587	5,157,276
Executive Vice President and	2018	441,452	—	2,338,018	602,850	8,056	3,390,376
Chief Financial Officer	2017	385,000	200,000(5)	499,772	238,095	9,300	1,332,167
Paul J. Cormier	2019	700,000	—	5,657,903	847,000	5,738	7,210,641
Executive Vice President and	2018	700,000	—	4,782,286	1,169,292	5,926	6,657,504
President, Products and Technologies	2017	700,000	—	4,831,325	479,255	665	6,011,245
Arun Oberoi	2019	563,658	—	3,960,644	676,056	14,296	5,214,654
Executive Vice President,	2018	530,000	—	3,188,220	890,179	13,774	4,622,173
Global Sales and Services	2017	530,000	—	6,978,553	357,565	8,640	7,874,758
Michael R. Cunningham	2019	497,479	—	2,942,290	477,000	14,182	3,930,951
Executive Vice President and	2018	487,890	—	2,338,018	646,800	13,949	3,486,657
General Counsel	2017	480,000	—	2,469,347	264,960	8,732	3,223,039

(1) Reflects salary increases for Fiscal 2019 effective June 1, 2018: Mr. Whitehurst $1,100,000; Mr. Shander $550,000; Mr. Oberoi $575,000; Mr. Cunningham $500,000.
(2) Amounts in this column represent the aggregate grant date fair value of awards granted to Named Officers in each fiscal year listed as determined in accordance with FASB ASC Topic 718 and are consistent with the estimate of the aggregate grant date compensation cost to be recognized over the service period. For the assumptions made in determining these values, see Notes 2 and 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2019. For any awards that are subject to performance conditions, the reported fair value is the value at the grant date based upon the probable outcome of such conditions. For Fiscal 2019, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$14,442,348, Mr. Shander–$4,595,382, Mr. Cormier–$6,564,644, Mr. Oberoi–$4,595,382, and Mr. Cunningham–$3,413,824. For Fiscal 2018, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$13,020,408, Mr. Shander–$3,015,241, Mr. Cormier–$6,167,395, Mr. Oberoi–$4,111,597, and Mr. Cunningham–$3,015,241. For Fiscal 2017, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$11,907,828, Mr. Cormier–$6,304,126, Mr. Oberoi–$9,105,824, and Mr. Cunningham–$3,222,014.
(3) Amounts in this column represent payouts earned under the annual cash bonus plan for Named Officers based on fiscal year performance. In Fiscal 2017, Mr. Shander participated in our employee cash bonus program, the Red Hat Variable Incentive Compensation Plan.
(4) Amounts in this column include Company-paid 401(k) matching contributions and Company-paid premiums for life insurance and accidental death and disability benefits in each fiscal year that are generally available to all employees and tax reimbursement for imputed income with respect to reimbursement of spouse's travel expenses for a Company event.
(5) Payment received by Mr. Shander during Fiscal 2017 pursuant to a cash retention agreement entered into with the Company in November 2015. This agreement provided for him to receive three cash payments totaling $350,000 through December 30, 2016, $200,000 of which was received in Fiscal 2017.

EMPLOYMENT AND INDEMNIFICATION ARRANGEMENTS WITH NAMED OFFICERS

Each of our Named Officers has entered into employment or related agreements with us that are described in more detail below.

CHIEF EXECUTIVE OFFICER
- Executive Employment Agreement, dated as of December 19, 2007, as amended from time to time ("2007 Executive Employment Agreement")
- All compensation determined at the sole discretion of the Compensation Committee
- Eligible for annual incentive bonus in amount up to 200% of base salary in effect at beginning of fiscal year
- Compensation committee will consider the grant of an equity award at least annually

OTHER NAMED OFFICERS
- All entered into an offer letter when employment began
- Company has no continuing obligations under any offer letter

INDEMNIFICATION
Each Named Officer, as well as each director, is party to an indemnification agreement with the Company:
- Indemnified against expenses, judgments, fines, penalties and amounts paid in settlement incurred in connection with the defense or settlement of threatened, pending or completed proceedings

- Proceeding must be in connection with Named Officer's service as an officer of the Company or other services performed at the request of the Company (such as service as a director or officer of a subsidiary of the Company)

- Covers both third-party claims and proceedings brought by or in the right of the Company

- Provides for advancement of expenses incurred by the Named Officer under certain circumstances

- Indemnified to the fullest extent permitted by law, but is subject to certain limitations and exceptions (such as a requirement that Named Officer acted in good faith and with a reasonable belief that conduct was not unlawful and was in the best interests of the Company)

- Not exclusive of rights to indemnification or advancement of expenses that may arise under the Company's Certificate of Incorporation or By-Laws, a separate agreement with the Company or applicable law

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2019

The following table sets forth information regarding all incentive plan awards granted to our Named Officers during Fiscal 2019.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#) (3)	GRANT DATE FAIR VALUE OF STOCK AWARDS ($) (4)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
James M. Whitehurst	5/15/18	5/6/18							22,075	3,610,587
	5/15/18	5/6/18				5,519	22,075	44,150		3,610,587
	5/15/18	5/6/18				5,519	22,075	44,150		5,226,325
		5/6/18	412,500	1,650,000	3,300,000					
Eric R. Shander	5/15/18	5/6/18							7,024	1,148,845
	5/15/18	5/6/18				1,756	7,024	14,048		1,148,845
	5/15/18	5/6/18				1,756	7,024	14,048		1,662,954
		5/6/18	137,500	550,000	1,100,000					
Paul J. Cormier	5/15/18	5/6/18							10,034	1,641,161
	5/15/18	5/6/18				2,509	10,034	20,068		1,641,161
	5/15/18	5/6/18				2,509	10,034	20,068		2,375,581
		5/6/18	175,000	700,000	1,400,000					
Arun Oberoi	5/15/18	5/6/18							7,024	1,148,845
	5/15/18	5/6/18				1,756	7,024	14,048		1,148,845
	5/15/18	5/6/18				1,756	7,024	14,048		1,662,954
		5/6/18	143,750	575,000	1,150,000					
Michael R. Cunningham	5/15/18	5/6/18							5,218	853,456
	5/15/18	5/6/18				1,305	5,218	10,436		853,456
	5/15/18	5/6/18				1,305	5,218	10,436		1,235,378
		5/6/18	100,000	400,000	800,000					

(1) These columns show the potential value of the payout for each Named Officer under the annual cash bonus plan as if the threshold, target or maximum goals had been satisfied for the performance goals established for Fiscal 2019 by the Compensation Committee. If the threshold goal is not satisfied, the Named Officer receives no payout. Actual bonus payments to Named Officers under the annual cash bonus plan for Fiscal 2019 performance are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

(2) These columns show the number of shares underlying PSUs granted in Fiscal 2019 that may be earned by each Named Officer if the threshold, target or maximum performance levels are satisfied. If the threshold performance level is not satisfied, the Named Officer receives no payout. The grant date fair value of PSUs granted to Named Officers in Fiscal 2019 is included in the column titled "Grant Date Fair Value of Stock Awards" and is calculated as described in footnote 4 below.

(3) Amounts in this column reflect RSAs granted to Named Officers in Fiscal 2019. The grant date fair value of awards granted to Named Officers in Fiscal 2019 is included in the column titled "Grant Date Fair Value of Stock Awards" and is calculated as described in footnote 4 below. The RSAs for Named Officers vest over a four-year period, 25% vesting after approximately one year subject to the achievement of the performance condition and the remainder vesting quarterly thereafter over an additional three years. If the threshold performance level is not satisfied, the Named Officer receives no RSA payout.

(4) This column reflects the aggregate grant date fair value of the equity awards granted to Named Officers in Fiscal 2019 as determined in accordance with FASB ASC Topic 718 and is consistent with the estimate of the aggregate grant date compensation cost to be recognized over the service period. For the assumptions made in determining these values, see Notes 2 and 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2019. For any awards that are subject to performance conditions, the reported value is the value at the grant date based upon the probable outcome of such conditions.

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL 2019

The following table sets forth information on the holdings of stock awards by our Named Officers as of February 28, 2019.

| | STOCK AWARDS | | | |
NAME	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (1)(2)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (3)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (2)(4)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (3)
James M. Whitehurst	64,264	11,734,606	352,715	64,405,759
Eric R. Shander	18,192	3,321,859	62,364	11,387,666
Paul J. Cormier	31,083	5,675,756	171,872	31,383,827
Arun Oberoi	27,316	4,987,902	163,864	29,921,566
Michael R. Cunningham	15,736	2,873,394	86,646	15,821,560

(1) Number of shares represent aggregate historical grants of RSAs and service-based RSUs (for Mr. Shander) that remained outstanding as of the end of Fiscal 2019. Each of the Named Officers was granted RSAs on or about May 25 in 2015, 2016 and 2017, and on May 15, 2018 (other than Mr. Shander, who was first granted such awards in May 2017). The RSAs vest over a four-year period, subject to achievement of the performance condition, with 25% vesting after approximately one year and the remainder vesting quarterly thereafter over an additional three years. See the section entitled "Compensation Discussion and Analysis–Executive Compensation Program Structure–Equity Compensation" for additional information about the outstanding performance-based equity awards. On January 19, 2016 and July 18, 2016, Mr. Shander was granted service-based RSUs that vest 25% on each anniversary of the respective grant date over a four-year period beginning on the respective grant date.
(2) Maintaining a continuing Business Relationship is a condition to receiving share payouts under each equity award.
(3) The market value of the shares or units was calculated by multiplying the number of shares of common stock by $182.60, the closing stock price on the last trading day of Fiscal 2019.
(4) Number of shares represent aggregate historical grants of (i) Operating PSUs and TSR PSUs and assumes maximum payouts for such awards that remained outstanding at the end of Fiscal 2019. Each of the Named Officers was granted Operating PSUs and TSR PSUs on or about May 25 in 2016 and 2017, and on May 15, 2018 (other than Mr. Shander, who was first granted such awards in May 2017). Operating PSUs are earned based on relative performance at the end of the second fiscal year after the grant date (capped at 50% of the maximum payout) and again at the end of the third fiscal year after the grant date (100% of the maximum payout, less amounts earned in the first payout). TSR PSUs are earned based on relative TSR performance at the end of the third fiscal year following the grant date.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2019

The following table sets forth information on the number and value of shares of stock vested during Fiscal 2019 for our Named Officers. The Named Officers had no outstanding stock options during Fiscal 2019.

| | STOCK AWARDS | |
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($) (1)
James M. Whitehurst	268,383	41,546,620
Eric R. Shander	7,306	1,146,289
Paul J. Cormier	139,159	21,575,890
Arun Oberoi	92,792	14,875,629
Michael R. Cunningham	50,083	8,018,188

(1) The value realized on vesting is based on the closing price of our common stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Each Named Officer is eligible to receive compensation in certain circumstances following the termination of employment. Although a substantial portion of compensation for Red Hat's executives is performance-based and contingent on the achievement of Company and individual performance goals, the Compensation Committee has determined that severance and change in control benefits are appropriate in order to (i) attract and retain executive talent, (ii) avoid the distraction and costs associated with potentially protracted separation negotiations or disputes and (iii) help ensure in the event of an actual or threatened change in control of the Company that personal concerns are less likely to impede a transaction that may be in the best interests of our stockholders.

SEVERANCE BENEFITS

The Compensation Committee believes it equitable to offer severance benefits to our Named Officers because severance often serves as a bridge when employment is involuntarily or constructively terminated without cause and severance benefits should therefore not be affected by other accumulated compensation.

CHANGE IN CONTROL ARRANGEMENTS

The Company's change in control arrangements incorporate a "double trigger" approach for the benefits to become payable. In other words, benefits are payable only upon a termination by the Company without good cause or a termination by the Named Officer with good reason that occurs during a period following a change in control. These change in control arrangements are designed to:

- retain these executives;

- motivate our executives to advise our Board about a potential transaction that may be in the best interests of stockholders;

- mitigate concerns that, in the event that the Company is considering a change in control transaction, our executives may be unduly influenced by personal concerns about the economic consequences of the possible loss of their jobs; and

- prevent these executives from receiving a windfall solely because a change in control has occurred.

Accordingly, the Compensation Committee believes that the change in control arrangements serve the best interests of stockholders because they help to minimize the distraction of management during a potential change in control at a cost that the Compensation Committee believes is both appropriate and reasonable.

POLICY PROHIBITING NEW GROSS-UP PAYMENT ARRANGEMENTS

We have a policy prohibiting the Company from entering into any new agreements to provide gross-up payments for excise taxes paid under Section 4999 of the Code by any of our executives.

We have entered into no new, nor modified any existing, provisions that provide for the Company to reimburse any individual for the amount of any excise tax paid under Section 4999 of the Code, or made any other material modifications to the Senior Management Change in Control Severance Policy since December 2007.

ARRANGEMENTS WITH NAMED OFFICERS

Each Named Officer must execute a valid release of claims and comply with non-compete, non-solicit, non-disparagement and other covenants for one year following termination of employment in order to be eligible for severance payments.

CEO

- Terms set in Mr. Whitehurst's 2007 Executive Employment Agreement and the applicable equity award agreements

- **Change in Control Benefit Trigger:** Mr. Whitehurst is entitled to benefits if: (i) the Company terminates his employment without cause either within three months prior to a change in control, or upon or within 24 months after a change in control, or (ii) Mr. Whitehurst terminates his employment with good reason upon or within 24 months after a change in control.

- **Cause:** Conviction of, or guilty or no contest plea to, felony; gross or willful misconduct that is materially injurious to Red Hat; or a failure to materially perform duties or comply with terms of a non-competition or confidentiality agreement.

- **Good Reason:** Material reduction or diminution in title, position, authority, duties or responsibilities; the Company's breach of a material provision of Mr. Whitehurst's employment agreement (other than an across-the-board reduction applicable to all Named Officers of not more than 10%); the Company's failure to obtain a satisfactory agreement from any successor company to assume and agree to Mr. Whitehurst's employment agreement; the Company's failure to re-nominate, or the Company's removal of, Mr. Whitehurst from the Board without cause or as a result of a stockholder election in connection with an actual or threatened proxy contest involving election of officers; or removal of Mr. Whitehurst's primary office location outside of the Raleigh-Durham area.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

	CASH SEVERANCE PAYMENTS	RSAs	PSUs	WELFARE BENEFITS	EXCISE GROSS UP PAYMENT
Termination Without Cause	150% annual base salary Pro-rated target bonus Paid in equal installments over 18 months Earned but unpaid base salary	18 months additional vesting credit	18 months additional vesting credit Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	Premiums for health care (medical, dental, vision) for officer and qualified beneficiaries for up to 18 months	N/A
Termination With Good Reason	150% annual base salary Pro-rated target bonus Paid in equal installments over 18 months Earned but unpaid base salary	18 months additional vesting credit	18 months additional vesting credit	Premiums for health care for officer and qualified beneficiaries for up to 18 months	N/A
Change in Control With Termination Without Cause or With Good Reason	200% of annual base salary 200% target bonus Pro-rated target bonus Earned but unpaid base salary Lump sum payment	All outstanding and unvested RSAs vest	All outstanding and unvested PSUs vest	Premiums for health care for officer and qualified beneficiaries and term life insurance premium for up to 24 months	Reimbursement for amount of any excise tax payable under Section 4999 of the Code and to cover any additional taxes imposed in connection with reimbursement
Termination Due to Retirement	Earned but unpaid base salary and bonus	None	None	None except as required by law or Company employee benefit plans/policies	N/A
Termination Due to Death or Disability	Earned but unpaid base salary and bonus	None	Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	None except as required by law or Company employee benefit plans/policies	N/A

OTHER NAMED OFFICERS

- Terms set in Senior Management Severance Plan, Senior Management Change in Control Severance Policy and the applicable equity award agreements

- **Change in Control Benefit Trigger:** The other Named Officers are entitled to benefits if within one year of a change in control, the Company or its successor terminates the Named Officer for good cause or the Named Officer terminates employment with good reason.

- **Good Cause:** Conviction of, or guilty or no contest plea to, felony; willful misconduct, fraud, embezzlement, theft, dishonesty or material violation of Code of Business Conduct and Ethics that result in material harm to Red Hat; repeated and continuing failure to follow directions; illegal drug use or alcohol or prescription drug abuse affecting work performance (Senior Management Severance Plan); or material breach of a non-competition or confidentiality agreement.

- **Good Reason:** Reduction of annual base salary or annual target cash bonus opportunity (other than an across-the-board reduction applicable to all Named Officers of not more than 10%); significant and substantial reduction in responsibilities and authority; material adverse change in reporting relationship; or requirement to be based in a location greater than 50 miles from primary office location and in a new office location that is a greater distance from principal residence.

	CASH SEVERANCE PAYMENTS	RSAs/RSUs	PSUs (1)	WELFARE BENEFITS	EXCISE GROSS UP PAYMENT
Termination Without Cause	Multiple of annual base salary: Cormier, Oberoi, Shander: 2 X Cunningham: 1.8 X Lump sum payment	Earlier of 180 days additional vesting credit, or expiration of award	Earlier of 180 days additional vesting credit, 10 days after performance certification, or expiration of award Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	Premiums for health care (medical, dental, vision) for officer and qualified beneficiaries for up to 12 months	N/A
Termination With Good Reason	Multiple of annual base salary: Cormier, Oberoi, Shander: 2 X Cunningham: 1.8 X Lump sum payment	Earlier of 180 days additional vesting credit or expiration of award	Earlier of 180 days additional vesting credit, 10 days after performance certification, or expiration of award	Premiums for health care for officer and qualified beneficiaries for up to 12 months	N/A
Change in Control With Termination Without Cause or With Good Reason	200% of sum of annual base salary plus the average annual cash bonuses earned during two previous fiscal years Pro-rated bonus Lump sum payment	All outstanding RSAs/RSUs vest unless continued, assumed, converted or substituted for, and no triggering event occurs within one year of change in control	*Operating PSUs* vest, at target level for first two years and in final year, at performance achieved for most recently completed fiscal quarter prior to change in control, *TSR PSUs* vest based on per share equivalent of transaction price	Premiums for health care for officer and qualified beneficiaries for up to 24 months	**Cormier and Cunningham only**: Reimbursement for amount of any excise tax payable under Section 4999 of the Code and to cover any additional taxes imposed in connection with reimbursement
Termination Due to Retirement	Earned but unpaid base salary and pro-rated bonus	None	None	None except as required by law or Company employee benefit plans/policies	N/A
Termination Due to Death or Disability	Earned but unpaid base salary	None	Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	None except as required by law or Company employee benefit plans/ policies	N/A

(1) Upon a change-in-control, Operating and TSR PSUs may also be continued, assumed, converted or substituted for shares of restricted stock (the number of shares of restricted stock to be delivered as described in the table above) and will vest 25% at the end of the first year, 50% at the end of the second year and 100% at the end of the third year, subject to maintaining a qualified Business Relationship with the successor company.

RETENTION ARRANGEMENTS IN CONNECTION WITH THE MERGER TRANSACTION

In connection with the Merger Transaction, certain of our executive officers, including the Named Officers, will receive merger consideration for shares received in respect of equity awards that may vest in accordance with their terms prior to the Closing Date. They will also be eligible to receive the retention awards described below and may receive additional severance payments and benefits in the event of a termination of employment in connection with the Merger Transaction. For informational purposes, additional details about these arrangements may be found in the definitive proxy statement on Schedule 14A filed with the SEC on December 12, 2018 and supplemented on January 4, 2019 (the "Merger Proxy Statement").

CASH RETENTION PAYMENTS

The Compensation Committee approved cash retention awards (each, a "Retention Payment") to Messrs. Cormier, Cunningham, Oberoi and Shander under a special bonus program created by Red Hat to assist in retaining key employees, including Named Officers, in the period through and after the Closing Date. The Retention Payments vest in two installments: (i) for Messrs. Cormier, Cunningham and Oberoi, 75% of the Retention Payment vests on the Closing Date and 25% of the Retention Payment vests on the six-month anniversary of the Closing Date; and (ii) for Mr. Shander, 50% of the Retention Payment vests on the six-month anniversary of the Closing Date and 50% of the Retention Payment vests on the one-year anniversary of the Closing Date. In order to receive a Retention Payment installment, the Named Officer must remain continuously employed by Red Hat or an affiliate of Red Hat through the applicable vesting date. In the event that the Named Officer is involuntarily terminated by

Red Hat or an affiliate of Red Hat without "Cause" (as defined in the Retention Payment award agreement) after the Closing Date and prior to payment in full of the Retention Payment, the Named Officer will receive any unpaid portion of the Retention Payment. For informational purposes, additional details about these arrangements may be found in our Current Reports on Form 8-K filed on May 21, 2019 and June 4, 2019.

Certain of our executive officers, including the Named Officers, may also be eligible to receive future retention payments pursuant to an agreement between such officer and IBM. For informational purposes, a discussion of these retention payments may be found in the Merger Proxy Statement.

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE IN CONTROL ON FEBRUARY 28, 2019

The following table sets forth information on the potential payments to Named Officers upon a termination or change in control of the Company, assuming the termination or change in control took place on February 28, 2019, the last day of Fiscal 2019. It does not reflect any payments that a Named Officer may receive in connection with the Merger Transaction. All equity awards are valued based on $182.60, our closing stock price on February 28, 2019. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may differ from those set forth below.

NAME	CASH SEVERANCE PAYMENT ($) (1)	RSAs/RSUs ($) (2)	PSUs ($) (3)	WELFARE BENEFITS ($) (4)	EXCISE GROSS UP PAYMENT/ (REDUCTION) ($) (5)	TOTAL ($)
James M. Whitehurst						
Termination Without Cause	3,300,000	8,029,652	18,219,359	33,122	—	29,582,133
Termination With Good Reason	3,300,000	8,029,652	14,860,279	33,122	—	26,223,053
Change in Control With Termination Without Cause or With Good Reason	7,150,000	11,734,424	20,906,621	114,163	—	39,905,208
Termination Due to Retirement	1,905,750	—	—	—	—	1,905,750
Termination Due to Death or Disability	1,905,750	—	7,862,482	—	—	9,768,232
Eric R. Shander						
Termination Without Cause	1,100,000	829,552	3,130,995	22,081	—	5,082,628
Termination With Good Reason	1,100,000	829,552	—	22,081	—	1,951,633
Change in Control With Termination Without Cause or With Good Reason	2,910,100	3,321,859	5,539,746	44,163	—	11,815,868
Termination Due to Retirement	657,250	—	—	—	—	657,250
Termination Due to Death or Disability	—	—	2,111,708	—	—	2,111,708
Paul J. Cormier						
Termination Without Cause	1,400,000	1,763,733	5,711,864	22,081	—	8,897,678
Termination With Good Reason	1,400,000	1,763,733	—	22,081	—	3,185,814
Change in Control With Termination Without Cause or With Good Reason	4,116,292	5,675,756	9,748,646	44,163	—	19,584,857
Termination Due to Retirement	847,000	—	—	—	—	847,000
Termination Due to Death or Disability	—	—	3,659,974	—	—	3,659,974
Arun Oberoi						
Termination Without Cause	1,150,000	1,603,958	3,861,380	22,081	—	6,637,419
Termination With Good Reason	1,150,000	1,603,958	—	22,081	—	2,776,039
Change in Control With Termination Without Cause or With Good Reason	3,291,235	4,987,902	6,621,318	44,163	—	14,944,618
Termination Due to Retirement	676,056	—	—	—	—	676,056
Termination Due to Death or Disability	—	—	2,490,907	—	—	2,490,907
Michael R. Cunningham						
Termination Without Cause	900,000	896,749	2,842,441	22,081	—	4,661,271
Termination With Good Reason	900,000	896,749	—	22,081	—	1,818,830
Change in Control With Termination Without Cause or With Good Reason	2,523,800	2,873,394	4,880,195	44,163	—	10,321,552
Termination Due to Retirement	477,000	—	—	—	—	477,000
Termination Due to Death or Disability	—	—	1,836,895	—	—	1,836,895

(1) Amounts in this column are based on base salary as of February 28, 2019 and amounts received under our annual cash bonus plan for Fiscal 2018 and Fiscal 2017. For purposes of determining the amount of (x) the pro-rated annual cash bonus for Fiscal 2019 to be paid to the Named Officers other than Mr. Whitehurst upon a Change in Control With Termination Without Good Cause or With Good Reason, (y) the annual cash bonus for Fiscal 2019 to be paid upon retirement and (z) the annual cash bonus for Fiscal 2019 to be paid to Mr. Whitehurst upon a termination due to death or disability, amounts are equal to the annual cash bonus amounts actually paid in respect of Fiscal 2019 performance.
(2) Amounts in this column are equal to the value of RSAs outstanding that would vest upon the triggering event described in the first column under the name of each Named Officer.
(3) Amounts in this column are equal to the value of all forms of PSUs outstanding that would be distributed upon the triggering event described in the first column under the name of each Named Officer. We have assumed that (i) Operating PSU awards granted in Fiscal 2018 would vest based on the performance achieved in Fiscal 2019 less any amounts previously paid out under the award and (ii) Operating PSU awards granted in Fiscal 2019 and the TSR PSU awards would vest at the target level. For purposes of determining whether any payment received by a Named Officer upon a Change in Control With Termination Without Good Cause or With Good Reason would constitute "an excess parachute payment" subject to an excise tax under Section 4999 of the Code, the Operating and TSR PSUs are treated as performance-based compensation.
(4) Amounts in this column were calculated using an assumed total cost of welfare benefits of $22,081 per year. Mr. Whitehurst's welfare benefits also include an annual cost of $35,000 to continue his life insurance that he would receive upon a Change in Control With Termination Without Cause or With Good Reason.
(5) For purposes of determining whether any payment received by a Named Officer upon a Change in Control With Termination Without Good Cause or With Good Reason would constitute an "excess parachute payment" subject to an excise tax under Section 4999 of the Code, the acceleration value of vested RSAs was calculated using the applicable federal rates published by the Internal Revenue Service.

ITEM NO. 2–ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking stockholders to approve, on an advisory basis, a resolution relating to the Company's executive compensation program as reported in the sections of this Proxy Statement under "Compensation Discussion and Analysis," which describes how our executive compensation program is designed and operates, and the Summary Compensation Table and other related compensation tables, which provide additional information about the compensation of our Named Officers. Consistent with the preference expressed by our stockholders at the Company's 2017 Annual Meeting of Stockholders, the Company will hold an annual advisory vote on executive compensation until the next vote on the preferred frequency of advisory votes on executive compensation.

The Board and the Compensation Committee believe that our executive compensation program has supported and contributed to the Company's recent and long-term success and the creation of long-term stockholder value and is effective in helping the Company attract and retain the high caliber of executive talent necessary to drive our business forward and build sustainable value for our stockholders.

In accordance with regulations issued under Section 14A of the Exchange Act, we are asking stockholders to approve the following non-binding advisory resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's Named Officers, as disclosed in the Compensation Discussion and Analysis section, compensation tables and narrative discussion of the Proxy Statement for the 2019 Annual Meeting of Stockholders, is hereby APPROVED.

While this advisory resolution, commonly referred to as a "say on pay" resolution, is non-binding, the Compensation Committee will carefully review and consider the voting results when making future decisions regarding our executive compensation program.

✓ **THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE RESOLUTION RELATING TO RED HAT'S EXECUTIVE COMPENSATION

Audit Matters

EVALUATION AND SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee evaluates the performance of PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, to determine whether to re-engage PwC or consider other audit firms and exercises sole authority to approve all audit engagement fees and terms associated with the retention of PwC. The Audit Committee's decision to retain and recommend that stockholders ratify the selection of PwC involved a number of considerations, including:

- Performance on prior audits and the quality and efficiency of the services provided by PwC;

- PwC's continued independence;

- PwC's global capabilities and technical expertise;

- PwC's tenure as the Company's independent registered public accounting firm, including PwC's significant institutional knowledge and understanding of the Company's business and the independence risks of a long-tenured auditor;

- The quality and depth of PwC's staff;

- PwC's effectiveness of communications and working relationship with the Audit Committee, management and internal auditor;

- The appropriateness of the fees paid to PwC; and

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on PwC and its peer firms.

The Audit Committee also reviews and evaluates the performance of the lead audit partner responsible for our audit, oversees the required rotation of the lead audit partner and, through the Audit Committee Chair as a representative of the Audit Committee, reviews the selection of the lead audit partner. The lead partner for our audit rotates every five years and our current lead partner was appointed in Fiscal 2020. The Audit Committee also discussed with PwC its independence from the Company and determined that PwC's provision of certain services to the Company, other than services rendered in connection with the audit or review of the Company's financial statements, is compatible with maintaining PwC's independence.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table summarizes the fees PwC billed to the Company for each of the last two fiscal years.

FEE CATEGORY	FISCAL YEAR ENDED FEBRUARY 28, 2019	FISCAL YEAR ENDED FEBRUARY 28, 2018
Audit Fees (1)	$2,658,261	$2,257,470
Audit-Related Fees (2)	$135,000	$135,650
Tax Fees (3)	$365,181	$368,486
All Other Fees (4)	$167,330	$42,621
Total Fees	$3,325,772	$2,804,227

(1) "Audit Fees" consist of fees for the integrated audit of the Company's annual financial statements, the review of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q and other professional services provided in connection with statutory and regulatory filings or engagements for those fiscal years. The increase in Audit Fees in Fiscal 2019 is primarily due to an increase in the scope of the integrated audit given the Company's growth, the audit of the impact of ASC 606 and the audit of the impact of the 2017 Tax Act.
(2) "Audit-Related Fees" consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not reported under "Audit Fees." For Fiscal 2019, fees for the review of the Company's continued assessment of ASC 606, the review of the Company's initial assessment of Accounting Standards Update 2016-02, *Leases (Topic 842)*, a grant audit and due diligence related to the Merger Transaction comprise substantially all of the amounts described. For Fiscal 2018, fees for the review of the Company's initial assessment of ASC 606 comprise substantially all of the amounts described.
(3) "Tax Fees" consist of fees for tax compliance, tax advice and tax planning services. For Fiscal 2019, tax audit assistance, tax planning services related to the 2017 Tax Act, tax compliance and tax advice comprise substantially all of the amounts described. For Fiscal 2018, fees for tax compliance, tax advice, and tax planning services related to the 2017 Tax Act comprise substantially all of the amounts described.
(4) "All Other Fees" consist of fees for products and services provided by the independent registered public accounting firm other than for the services reported above in Audit Fees, Audit-Related Fees or Tax Fees. For Fiscal 2019 and Fiscal 2018, fees for conducting customer compliance audits and use of a research tool comprise substantially all of the amounts described. The increase in All Other Fees in Fiscal 2019 is primarily due to an increase in the number of customer compliance audits conducted.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided by our independent registered public accounting firm during the next 12 months. Any such pre-approval is based upon a description of the particular service or type of services to be provided and an estimate of the fee associated with such service.

The Audit Committee may delegate, and has delegated to the Chair of the Audit Committee, the authority to pre-approve any audit or non-audit services to be provided by our independent registered public accounting firm. The Audit Committee also may delegate this pre-approval authority to other individual members of the Audit Committee from time to time. Any pre-approval of services by any member of the Audit Committee pursuant to this delegated authority, whether the Chair or another member, is reported at the next meeting of the Audit Committee.

For Fiscal 2019 and Fiscal 2018, all audit and non-audit services provided by the independent registered public accounting firm were pre-approved by the Audit Committee directly or pursuant to this delegated authority.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the Company's audited financial statements for Fiscal 2019 that are included in the Company's Annual Report on Form 10-K for Fiscal 2019.

The Audit Committee operates under a written charter last amended by the Board in December 2018. A copy of the Audit Committee Charter is available at the Company's website at www.redhat.com under "Red Hat & open source—Investor relations—Corporate Governance—Governance documents." The Audit Committee is comprised solely of independent directors as required by the listing standards of the NYSE and rules and regulations of the SEC.

The membership of the Audit Committee and its responsibilities are further described in the section entitled "Governance—Committees of the Board—Audit Committee."

CONDUCT OF AUDIT COMMITTEE MEETINGS

The Audit Committee's agenda is established by its chairperson with input from the committee members and the Company's Chief Financial Officer. Audit Committee meetings are designed to facilitate and encourage communication among members of the Audit Committee and the Company's management, its head of the Internal Audit function and its independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC").

During its Fiscal 2019 meetings, the Audit Committee reviewed and discussed various financial and regulatory issues, as well as reports of the Company's internal auditors, its independent registered public accounting firm and management. As a part of these meetings, the Audit Committee regularly held separate executive sessions with representatives of the Company's independent registered public accounting firm, the Company's management and its head of the Internal Audit function, at which candid discussions of financial management, accounting, internal controls, legal and compliance issues took place. Additionally, the Audit Committee's chairperson held separate discussions from time to time with representatives of PwC and the Company's Chief Financial Officer, head of the Internal Audit function and General Counsel.

AUDIT COMMITTEE REVIEW OF PERIODIC REPORTS

The Audit Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of this review, the Audit Committee discusses the reports with the Company's management and considers the reports prepared by the independent registered public accounting firm about the Company's annual reports and communications from the firm related to quarterly reviews, as well as related matters such as the quality of the Company's accounting principles, alternative methods of accounting under U.S. generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

AUDIT COMMITTEE REPORT

AUDIT COMMITTEE'S ROLE IN CONNECTION WITH THE COMPANY'S REPORT ON INTERNAL CONTROLS
The Audit Committee reviewed management's report on internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002 and related rules. As part of this review, the Audit Committee reviewed the bases for management's conclusions in that report and the report of the independent registered public accounting firm on internal control over financial reporting. Periodically during Fiscal 2019, the Audit Committee reviewed plans for documenting and testing controls, the results of such documentation and testing, any deficiencies discovered and the status of remediation of deficiencies.

AUDIT COMMITTEE'S ROLE IN CONNECTION WITH THE FINANCIAL STATEMENTS AND CONTROLS OF THE COMPANY
Management of the Company has primary responsibility for the Company's financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to help ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also reviews with its outside advisors material developments in accounting that may be pertinent to the Company's financial reporting practices.

REVIEW AND DISCUSSIONS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
In its meetings with representatives of PwC, the Audit Committee asked the independent registered public accounting firm to address and discuss its responses to several questions that the Audit Committee believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had the independent registered public accounting firm prepared and been responsible for the financial statements?

- Based on the independent registered public accounting firm's experience, and its knowledge of the Company, do the Company's financial statements fairly present, in all material respects, to investors, the Company's financial position and performance for the reporting period in accordance with U.S. generally accepted accounting principles and SEC disclosure requirements?

- Based on the independent registered public accounting firm's experience, and its knowledge of the Company, has the Company implemented internal controls over financial reporting that are appropriate for the Company and have such controls operated effectively as of the end of the Company's fiscal year?

- During the course of the fiscal year, has the independent registered public accounting firm received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit Committee has also discussed with the independent registered public accounting firm that it is retained by the Audit Committee and that the independent registered public accounting firm must raise any concerns about the Company's financial reporting and procedures directly with the Audit Committee. Based on these discussions and its discussions with management, the Audit Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2019.

AUDIT COMMITTEE ACTIVITY WITH REGARD TO THE COMPANY'S AUDITED FINANCIAL STATEMENTS FOR FISCAL 2019
The Audit Committee has, among other actions:

- reviewed and discussed the audited financial statements with the Company's management; and

- discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

INDEPENDENCE OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee has reviewed these materials and discussed with PwC its independence. The Audit Committee has concluded that PwC is independent from the Company and its management.

CONCLUSION

Based on its review and discussion with management and the Company's independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2019. The Audit Committee and Board also have recommended the stockholder ratification of the selection of PwC as the Company's independent registered public accounting firm for Fiscal 2020.

Respectfully submitted,

THE AUDIT COMMITTEE

W. Steve Albrecht (Chair)
Sohaib Abbasi
Charlene T. Begley
Alfred W. Zollar

The information contained in the foregoing report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent Red Hat specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. This information shall not be deemed to be incorporated by reference into any filing of Red Hat under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

ITEM NO. 3—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PwC to serve as our independent registered public accounting firm for Fiscal 2020. PwC has served as our independent registered public accounting firm since 1999. The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of the Company and its stockholders.

Although stockholder ratification of the selection of our independent registered public accounting firm is not required under Delaware law, our Certificate of Incorporation or our By-laws, the Company believes it is advisable to provide our stockholders with the opportunity to ratify this selection. If our stockholders do not ratify the selection of PwC as our independent registered public accounting firm for Fiscal 2020, the Audit Committee of our Board will consider whether to select a new independent registered public accounting firm for Fiscal 2020 or to wait until the completion of the audit for Fiscal 2020 before considering a change in our independent registered public accounting firm.

Representatives of PwC are expected to attend our Annual Meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions.

✓**THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020

Beneficial Ownership of Our Common Stock

The tables below set forth, as of May 31, 2019 (unless otherwise indicated), certain information regarding beneficial ownership of our common stock. We determine beneficial ownership of our common stock in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares of common stock which the individual has the right to acquire on or before July 30, 2019 through payout of DSUs or RSUs. As of May 31, 2019, we had 178,083,153 shares of common stock outstanding. For purposes of computing the percentage and amount of outstanding shares of common stock held by each individual or entity, any shares which that individual or entity has the right to acquire on or before July 30, 2019 are deemed to be outstanding for the individual or entity but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or entity.

OWNERSHIP BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information regarding the number of shares of our common stock beneficially owned by each of our directors, director nominees and Named Officers, as well as all of our current directors and executive officers as a group, as of May 31, 2019.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	TITLE(S)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (2)	PERCENT OF COMMON STOCK OUTSTANDING
James M. Whitehurst (3)	Director, President and Chief Executive Officer	381,933	*
Paul J. Cormier (4)	Executive Vice President and President, Products and Technologies	261,197	*
Arun Oberoi (5)	Executive Vice President, Global Sales and Services	185,099	*
William S. Kaiser (6)	Director	70,552	*
Michael R. Cunningham (7)	Executive Vice President and General Counsel	59,932	*
Narendra K. Gupta (8)	Board Chair	53,629	*
Eric R. Shander (9)	Executive Vice President and Chief Financial Officer	53,289	*
Sohaib Abbasi (10)	Director	40,017	*
W. Steve Albrecht (11)	Director	30,536	*
Kimberly L. Hammonds (12)	Director	11,261	*
Charlene T. Begley (13)	Director	9,854	*
Alfred W. Zollar (14)	Director	2,556	*
Kevin M. Murai (15)	Director	2,389	*
All current executive officers and directors as a group (15 persons) (16)		1,243,422	*

* Less than one percent of the outstanding common stock.
(1) The address for each beneficial owner is c/o Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601.
(2) Each person named in the table reported that he or she has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares shown as beneficially owned by him or her, except as noted in the footnotes below and subject to community property laws, if applicable. The inclusion herein of any shares of common stock does not constitute an admission of direct or indirect beneficial ownership of those shares.
(3) Consists of (i) 265,187 shares of common stock and (ii) 116,746 shares of restricted stock vesting over three or four years from the date of grant.
(4) Consists of (i) 46,061 shares of common stock, (ii) 56,165 shares of restricted stock vesting over three or four years from the date of grant and (iii) 158,971 shares of common stock held of record by the Paul J. Cormier Grantor Retained Annuity Trust of 2018.
(5) Consists of (i) 141,021 shares of common stock and (ii) 44,078 shares of restricted stock vesting over three or four years from the date of grant.
(6) Consists of (i) 61,652 shares of common stock, (ii) 1,710 shares of restricted stock vesting one year from the date of grant and (iii) 7,190 shares of common stock issuable upon payout of DSUs.
(7) Consists of (i) 30,860 shares of common stock and (ii) 29,072 shares of restricted stock vesting over three or four years from the date of grant.
(8) Consists of (i) 7,345 shares of common stock and (ii) 46,284 shares of common stock issuable upon payout of DSUs.
(9) Consists of (i) 12,695 shares of common stock, (ii) 38,878 shares of restricted stock vesting over three or four years from the date of grant and (iii) 1,716 shares of common stock issuable upon vesting of RSUs.
(10) Consists of (i) 7,985 shares of common stock, (ii) 31,972 shares of common stock issuable upon payout of DSUs and (iii) 60 shares of common stock held of record by the Abbasi Family 2003 Charitable Remainder Unitrust for which Mr. Abbasi is the trustee.
(11) Consists of (i) 15,144 shares of common stock and (ii) 15,392 shares of common stock issuable upon payout of DSUs.
(12) Consists of (i) 9,551 shares of common stock and (ii) 1,710 shares of restricted stock vesting one year from the date of grant.
(13) Consists of (i) 8,144 shares of common stock and (ii) 1,710 shares of restricted stock vesting one year from the date of grant.
(14) Consists of (i) 2,337 shares of restricted stock vesting over one year or three years from the date of grant and (ii) 219 shares of common stock issuable upon payout of DSUs.
(15) Consists of 2,389 shares of restricted stock vesting over three years from the date of grant.
(16) Consists of (i) 803,702 shares of common stock, (ii) 336,947 shares of restricted stock vesting over one year, three years, or four years from the date of grant and (iii) 102,773 shares of common stock issuable upon payout of DSUs or vesting of RSUs.

OWNERSHIP OF MORE THAN 5% OF OUR COMMON STOCK

The following table sets forth information on each person or entity who we believe, based on our review of public filings, or information provided, by such persons or entities, beneficially owns more than 5% of our common stock as of May 31, 2019.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENT OF COMMON STOCK OUTSTANDING (1)
The Vanguard Group, Inc. (2) 100 Vanguard Boulevard Malvern, PA 19355	18,682,521	10.49%
T. Rowe Price Associates, Inc. (3) 100 East Pratt Street Baltimore, MD 21202	15,428,093	8.66%
BlackRock, Inc. (4) 55 East 52nd Street New York, NY 10055	12,161,993	6.83%

(1) Percentages are calculated based on our common stock outstanding as of May 31, 2019.

(2) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2019 by The Vanguard Group, Inc. ("Vanguard"). As of December 31, 2018, Vanguard reported sole power to vote or direct the vote over 217,012 shares, shared power to vote or direct the vote over 43,666 shares, sole power to dispose or direct the disposition of 18,424,351 shares and shared power to dispose or direct the disposition of 258,170 shares. Includes 162,430 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC") as a result of its serving as investment manager of collective trust accounts. Also includes 148,252 shares beneficially owned by Vanguard Investments Australia, Ltd. ("VIA") as a result of its serving as investment manager of Australian investment offerings. VFTC and VIA are wholly-owned subsidiaries of Vanguard.

(3) Based solely on information provided by T. Rowe Price Associates, Inc. ("Price Associates") in a letter dated March 1, 2019 regarding its beneficial ownership of our common stock as of December 31, 2018. As of December 31, 2018, Price Associates had sole power to vote or direct the vote over 6,296,872 shares and sole power to dispose or direct the disposition of 15,428,093 shares. These securities are owned by various individual and institutional investors which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2019 by BlackRock, Inc. and includes shares held by certain of its subsidiaries. As of December 31, 2018, BlackRock, Inc. reported sole power to vote or direct the vote over 10,666,401 shares and sole power to dispose or direct the disposition of 12,161,993 shares.

Other Matters

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of February 28, 2019.

PLAN CATEGORY (1)	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (2)	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (3)
Equity compensation plans approved by security holders (4)	5,258,843	$—	21,409,603
Equity compensation plans not approved by security holders (5)(6)	66,241	$36.31	7,707
Total	5,325,084		21,417,310

(1) A total of 22,599 shares representing options and a total of 5,502,715 full value awards (DSUs, RSUs, PSUs, and RSAs) were outstanding as of February 28, 2019; however, the table excludes: (i) 8,667 shares representing options outstanding under compensation plans assumed in connection with the acquisitions of Gluster, Inc. and Inktank Storage, Inc. and (ii) 191,563 shares underlying outstanding RSAs under the 2004 Long-Term Incentive Plan which are subject to forfeiture and would become available for future issuance if service conditions are not satisfied.
(2) The weighted average exercise price is calculated based on 13,932 shares to be issued upon exercise of options under the Ansible, Inc. 2013 Stock Incentive Plan, as amended (the "Ansible Plan") and excludes 8,667 shares of common stock with a weighted-average exercise price of $0.23 per share that are issuable upon exercise of options issued under compensation plans assumed in connection with the acquisitions of Gluster, Inc. and Inktank Storage, Inc. Full value awards (DSUs, RSUs, PSUs and RSAs) issued under the 2004 Long-Term Incentive Plan and the Ansible Plan with no exercise price are also excluded from the calculation.
(3) Consists of 17,557,925 shares of common stock available for future issuance under the 2004 Long-Term Incentive Plan, 7,707 shares of common stock available for future issuance under the Ansible Plan and 3,851,678 shares of common stock available for future issuance under the 2016 Employee Stock Purchase Plan. Full value awards issued under the 2004 Long-Term Incentive Plan are ratio adjusted as reflected in the table below.

GRANT DATES	RATIO OF SHARES REDUCED FROM AVAILABLE FOR ISSUANCE FOR EACH FULL VALUE AWARD ISSUED UNDER THE 2004 LONG-TERM INCENTIVE PLAN	SHARES OUTSTANDING	ADDITIONAL DEBIT FROM SHARES AVAILABLE FOR ISSUANCE DUE TO RATIO ADJUSTMENT
August 2006–July 2008	1.6	5,250	3,150
August 2008–July 2012	1	37,635	—
August 2012–Present	1.7	5,407,521	3,785,265
Totals		5,450,406	3,788,415

(4) The shares represented in row 1, column (A) include awards of stock options, RSUs, DSUs and PSUs issuable under the 2004 Long-Term Incentive Plan and exclude purchase rights accruing under the 2016 Employee Stock Purchase Plan. Shares underlying PSUs are calculated assuming the maximum payouts even though the actual payout may be less than the maximum. For a discussion of PSUs, see the section entitled "Executive Compensation–Compensation Discussion and Analysis–Executive Compensation Program Structure–Equity Compensation–Performance Share Units."
(5) Excludes 20,518 shares of common stock available for future issuance under the Makara, Inc. 2008 Equity Incentive Plan (the "Makara Plan"). See the section entitled "Other Stock Plans" below for additional information regarding the Makara Plan.
(6) In connection with our acquisition of Ansible, Inc., we assumed unvested stock options granted by Ansible, Inc. on an as-converted basis, of which 13,932 shares remain outstanding. Each assumed option has the same terms and conditions in effect prior to the acquisition, except that the number of shares issuable upon exercise and the exercise price were adjusted in accordance with the transaction terms. See the section entitled "Other Stock Plans" below for additional information regarding the Ansible Plan. 7,707 shares of Red Hat common stock remain available for future issuance under the Ansible Plan. The shares in column (A) of the table include 52,309 outstanding RSUs from the Ansible Plan.

OTHER STOCK PLANS

ANSIBLE PLAN
A brief summary of the Ansible Plan is outlined below. For informational purposes, additional details about the Ansible Plan may be found in Exhibit 99.1 of the Registration Statement on Form S-8 filed by the Company with the SEC on November 6, 2015.

PURPOSE
The Ansible Plan allows Red Hat to provide equity awards to Ansible Plan Eligible Participants (as defined below). The Board believes that equity incentives are a significant factor in retaining and motivating employees including some who joined Red Hat through acquisitions.

KEY PROVISIONS
Ansible Plan Eligible Participants: Directors, employees, consultants and advisors of the Company or an affiliate of the Company hired after October 16, 2015 (the "Ansible Acquisition Date") or individuals employed by Ansible, Inc. prior to the Ansible Acquisition Date in compliance with applicable law, including the rules and regulations of the NYSE.

ADMINISTRATION
The Ansible Plan is administered by the Company's Compensation Committee and, except as limited by the Ansible Plan, the Compensation Committee may exercise all discretion delegated to it under the Ansible Plan. The Compensation Committee will select the employees of the Company and other persons who shall receive awards in compliance with applicable law, including the rules and regulations of the NYSE, determine the number of shares covered thereby, and establish the terms, conditions and other provisions of the grants. The Compensation Committee may interpret the Ansible Plan and establish, amend and rescind any rules relating to the Ansible Plan.

MAKARA PLAN
As of February 28, 2019, there were 20,518 shares available for issuance under the Makara Plan. There are no outstanding awards under the Makara Plan. No awards have been granted under the Makara Plan since January 18, 2011. For informational purposes, copies of the Makara Plan and related documents may be found in Exhibits 99.1 through 99.6 of the Registration Statement on Form S-8 filed by the Company with the SEC on December 7, 2010.

CEO PAY RATIO

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. Fiscal 2019 annual total compensation for our CEO Mr. Whitehurst was $15,442,344, and for our median employee was $118,925, and the ratio of these amounts is 130:1. Annual total compensation for each of Mr. Whitehurst and the median employee was calculated consistent with the requirements for the Summary Compensation Table and is composed of annual base salary, cash incentive compensation earned during Fiscal 2019, grant date fair value of equity awards granted during Fiscal 2019 and other compensation, such as company-paid premiums for life insurance and accidental death and disability benefits. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below.

As permitted under the SEC rules, we have used the same median employee to calculate the pay ratio for Fiscal 2019 that we used to calculate our pay ratio in Fiscal 2018. SEC rules require us to identify a median employee only once every three years, as long as there has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change in our pay ratio disclosure. After reviewing our employee population (including employees who joined through acquisitions in Fiscal 2018) and our employee compensation arrangements, we have identified no change in either our employee population or our employee compensation arrangements that we believe would significantly change our pay ratio disclosure.

In Fiscal 2018, we identified our median employee by using our global employee population of approximately 12,000 employees as of January 31, 2018, including approximately 7,200 who worked outside the U.S., and applied the following methodology:

- We excluded approximately 590 of our employees located in the following nine countries: China (520), Croatia (2), Hungary (3), Indonesia (18), Malaysia (25), Portugal (2), Taiwan (13), Thailand (6) and Slovakia (1) and approximately 175 employees who joined Red Hat as a result of our acquisitions of Codenvy (30), CoreOS (130) and Permabit (15) in Fiscal 2018. After excluding these employees, we used an employee population of approximately 11,200 (4,700 in the U.S. and 6,500 outside of the U.S.) to identify our median employee.

- We used annual base salary and Fiscal 2018 target amounts for short-term cash bonus and sales commissions as our compensation measure to determine the median of the annual total compensation of all our employees, except for the CEO, and to identify the employee with the median compensation. Management believes that this compensation measure is reasonably representative of our global compensation program because all of our employees globally receive an annual base salary and almost all employees are eligible to receive either a cash bonus or sales commissions.

- To convert compensation of employees whose compensation is paid in currencies other than the U.S. dollar, we applied our corporate foreign exchange rates used for translating our financial statements into U.S. dollars.

Using this methodology, we determined that the median employee was a non-exempt, full-time employee located in the Asia-Pacific region.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

COMPENSATION PROGRAM RISK ASSESSMENT

Consistent with SEC disclosure requirements, in Fiscal 2019 a team composed of senior members of our human resources and legal departments inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with Company management in an effort to assess whether any of our policies or practices create risks that are reasonably likely to have a material adverse effect on the Company. This assessment included a review of the primary design features of the Company's compensation policies and practices, the process for determining executive and employee compensation and consideration of features of our compensation program that help to mitigate risk. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with the Consultant on executive compensation design matters. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In light of the Merger Transaction, we do not expect to hold a 2020 Annual Meeting. In the event that the Merger Transaction is not completed for any reason, we will remain an independent public company and the holders of our common stock will continue to own their shares of common stock and may submit proposals for consideration at our 2020 Annual Meeting.

To be considered for inclusion in next year's proxy statement, your proposal must be submitted in accordance with Rule 14a-8 of the Exchange Act and must be received by our Corporate Secretary at our principal executive offices no later than March 3, 2020.

Our By-Laws require that we be given advance written notice for nominations for directors and proposals of business that you wish to submit for consideration at our 2020 Annual Meeting other than those intended to be included in next year's proxy statement under Rule 14a-8 of the Exchange Act. Written notice consistent with our By-Laws must be delivered to our Corporate Secretary no later than the close of business on April 17, 2020, nor earlier than March 18, 2020. However, if the date of our 2020 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the date of the Annual Meeting, your notice will be timely if it is received not earlier than the 90th day prior to the date of our 2020 Annual Meeting and not later than the close of business on the later of (i) the 60th day prior to the date of our 2020 Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of our 2020 Annual Meeting is first made.

All matters submitted must comply with the applicable requirements or conditions established by the SEC and our By-Laws. Any proposals of business or nominations should be addressed to: Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina, 27601, Attn: Corporate Secretary.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file reports of ownership of, and transactions in, our securities with the SEC.

Based on a review of the reports filed electronically with the SEC, or written representations from reporting persons that all reportable transactions were reported, we believe that during Fiscal 2019 all filings required to be made by reporting persons with respect to our securities were timely made.

General Information Concerning the Annual Meeting

This Proxy Statement and the 2019 Annual Report to Stockholders are available for viewing, printing and downloading at www.edocumentview.com/RHT.

QUESTIONS AND ANSWERS

WHY AM I RECEIVING THESE PROXY MATERIALS?
Red Hat's Board of Directors is soliciting your vote by proxy at the Annual Meeting and at any adjournments or postponements thereof. This proxy statement includes information that we are required to provide to you under the rules of the SEC and are designed to assist you in voting on the matters presented at the Annual Meeting. Stockholders of record as of the close of business on June 17, 2019 may attend the Annual Meeting and are entitled and requested to vote on the proposals described in this Proxy Statement.

WHAT IS INCLUDED IN THE PROXY MATERIALS?
The proxy materials include the Proxy Statement, our 2019 Annual Report, which includes our Annual Report on Form 10-K for Fiscal 2019, and, if you receive a paper copy of these materials, a proxy card or voting instruction form.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?
You may receive a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") instead of a paper copy of the proxy materials. The Notice of Internet Availability describes how to access the proxy materials over the Internet and request paper copies of the proxy materials via mail. We will begin mailing the Notices of Internet Availability on or about July 1, 2019 to stockholders who are eligible to vote at the Annual Meeting.

WHO IS ELIGIBLE TO VOTE AT THE ANNUAL MEETING?
If your shares of Red Hat common stock are registered in your name in the records of our transfer agent, Computershare Limited ("Computershare"), as of the close of business on June 17, 2019, you are a "stockholder of record" for purposes of the Annual Meeting and are eligible to attend and vote. If you hold shares of our common stock indirectly through a broker, bank or similar institution, you are not a stockholder of record, but instead hold your shares in "street name" and the record owner of your shares is your broker, bank or similar institution. Instructions on how to vote shares held in street name are described under "How do I vote my shares?" below.

HOW MANY VOTES DO I HAVE?
You will have one vote for each share of Red Hat common stock owned by you, as a stockholder of record or in street name, as of the close of business on June 17, 2019.

WHAT AM I BEING ASKED TO VOTE ON AT THE ANNUAL MEETING?
You are being asked to vote on:

- **Item 1**: the election to the Board of Sohaib Abbasi, W. Steve Albrecht, Charlene T. Begley, Narendra K. Gupta, Kimberly L. Hammonds, William S. Kaiser, Kevin M. Murai, James M. Whitehurst and Alfred W. Zollar, each to serve for a one-year term;

- **Item 2**: the approval, on an advisory basis, of a resolution relating to Red Hat's executive compensation; and

- **Item 3**: the ratification of the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for Fiscal 2020.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?
The Board recommends that you vote:

- **FOR** the election to the Board of the nine director nominees named in this Proxy Statement, each to serve for a one-year term;

- **FOR** the approval, on an advisory basis, of the resolution relating to Red Hat's executive compensation; and

- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for Fiscal 2020.

OTHER THAN THE ITEMS LISTED IN THE PROXY STATEMENT, WHAT OTHER BUSINESS WILL BE ADDRESSED AT THE ANNUAL MEETING?

We currently know of no other matters to be properly presented at the Annual Meeting. However, by giving your proxy you appoint the persons named as proxy holders to be your representatives at the Annual Meeting. If other matters are properly presented at the Annual Meeting, the proxy holders are each authorized to vote your shares in their discretion.

HOW DO I VOTE MY SHARES?

For stockholders of record: If you are eligible to vote at the Annual Meeting and are a stockholder of record, you may submit your proxy or cast your vote in any of four ways:

- **By Internet**—If you have Internet access, you may submit your proxy by following the instructions provided in the Notice of Internet Availability, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card. Proxies submitted via Internet must be received by 11:59 p.m., EDT, on August 14, 2019.

- **By Telephone**—You can also submit your proxy by telephone by calling 1-800-652-VOTE (8683) toll-free within the USA, US territories and Canada and following the instructions provided by the recorded message. Proxies submitted via telephone must be received by 11:59 p.m., EDT, on August 14, 2019.

- **By Mail**—If you received your proxy materials by mail, you may submit your proxy by completing the proxy card enclosed with those materials, signing and dating it and returning it in the pre-paid envelope we have provided.

- **In Person at our Annual Meeting**—You can vote in person at our Annual Meeting. In order to gain admittance, you must present valid government-issued photo identification such as a driver's license or passport.

For holders in street name: If you hold your shares in street name and, therefore, are not a stockholder of record, you will need to follow the specific voting instructions provided to you by your broker, bank or other similar institution. If you wish to vote your shares in person at our Annual Meeting, you must obtain a valid proxy from your broker, bank or similar institution, granting you authorization to vote your shares. In order to attend and vote your shares held in street name at our Annual Meeting, you will need to present valid government-issued photo identification such as a driver's license or passport and hand in the valid proxy from your broker, bank or similar institution, along with a signed ballot that you can request at the Annual Meeting. You will not be able to attend and vote your shares held in street name at the Annual Meeting without valid government-issued photo identification such as a driver's license or passport, a valid proxy from your broker, bank or similar institution and a signed ballot.

If you submit your proxy by Internet, telephone or mail, and you do not subsequently revoke your proxy, your shares of common stock will be voted in accordance with your instructions.

CAN I CHANGE OR REVOKE MY PROXY?

For stockholders of record: Yes. A proxy may be changed or revoked at any time prior to the vote at the Annual Meeting by submitting a later-dated proxy (including a proxy submitted via the Internet or by telephone) or by giving written notice to our Corporate Secretary at our corporate headquarters. You may not change your vote over the Internet or by telephone after 11:59 p.m., EDT, on August 14, 2019. You may also attend the Annual Meeting and vote your shares in person.

For holders in street name: Yes. You must follow the specific voting instructions provided to you by your broker, bank or other similar institution to change or revoke any instructions you have already provided to them.

HOW WILL MY SHARES BE VOTED IF I DO NOT PROVIDE SPECIFIC INSTRUCTIONS IN THE PROXY CARD OR VOTING INSTRUCTIONS FORM THAT I SUBMIT?

If you are a stockholder of record and if you sign, date and return your proxy card but do not provide specific voting instructions, your shares of common stock will be voted FOR the election of the nominees for director named in this Proxy Statement, FOR the approval, on an advisory basis, of a resolution relating to Red Hat's executive compensation, and FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2020. If any other matter properly comes before our Annual Meeting and any adjournments thereof, the proxy holders will vote your shares in their discretion.

If your shares are held in street name at a broker, your broker may under certain circumstances vote your shares on "discretionary" matters if you do not timely provide voting instructions in accordance with the instructions provided by them. However, if you do not provide timely instructions, your broker does not have the authority to vote on any "non-discretionary" proposals at the Annual Meeting and a "broker non-vote" would occur, as explained in the following question and explanation.

WHAT IS "BROKER DISCRETIONARY VOTING"?

If you hold your shares in street name, your broker, bank or other similar institution may be able to vote your shares without your instructions depending on whether the matter being voted on is "discretionary" or "non-discretionary." The ratification of the selection of the independent registered public accounting firm is a discretionary matter and your broker is permitted to vote your shares of common stock if you have not given voting instructions. The election of directors and the advisory vote on a resolution relating to Red Hat's executive compensation are non-discretionary matters and your broker cannot vote your shares if you have not given voting instructions. A "broker non-vote" occurs when your broker submits a proxy for the Annual Meeting, but does not vote on non-discretionary matters because you did not provide voting instructions on these matters. Therefore, it is important that you provide specific voting instructions regarding non-discretionary matters to your broker, bank or similar institution.

I UNDERSTAND THAT A QUORUM IS REQUIRED IN ORDER TO CONDUCT BUSINESS AT THE ANNUAL MEETING. WHAT CONSTITUTES A QUORUM?

A majority of all of our outstanding shares of common stock entitled to vote at the Annual Meeting, represented in person or by proxy, constitutes a quorum at the Annual Meeting. As of June 17, 2019, the record date for the Annual Meeting, there were 178,093,007 shares of common stock outstanding and entitled to vote. If you submit a properly executed proxy by mail, telephone or the Internet, you will be considered a part of the quorum. In addition, abstentions and broker non-votes will be counted for purposes of establishing a quorum. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

WHAT IS REQUIRED TO APPROVE THE PROPOSALS SUBMITTED TO A VOTE AT THE ANNUAL MEETING?

Election of Directors: At the Annual Meeting each director will be elected by the vote of the majority of the votes cast with respect to the director nominee. This means to elect a director nominee, the number of shares voted "For" that director nominee must exceed the number of shares voted "Against" that director nominee. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the election of director nominees.

All Other Proposals: The affirmative vote of the holders of a majority of the shares of common stock present or represented and voting is required to approve (on an advisory basis) the resolution relating to the Company's executive compensation and to ratify the selection of the independent registered public accounting firm. This means that a proposal will be approved if the number of shares voted "For" that proposal is greater than 50% of the total number of shares voted "For" and "Against" that proposal. For purposes of the advisory vote on a resolution relating to the Company's executive compensation and the ratification of the independent registered public accounting firm, abstentions and broker non-votes will not be considered to have been voted, and will have no effect on the results of the vote.

HOW CAN I OBTAIN A PROXY CARD OR VOTING INSTRUCTION FORM?

If you lose, misplace or otherwise need to obtain a proxy card or a voting instruction form, please follow the applicable procedure below.

For stockholders of record: Please contact Computershare at 1-888-542-4427.

For holders in street name: Please contact your account representative at your broker, bank or other similar institution.

WHO COUNTS THE VOTES?

Votes are counted by Computershare, our transfer agent and registrar, and are then certified by a representative of Computershare appointed by the Board to serve as the Inspector of Election at the Annual Meeting.

WHO MAY ATTEND THE ANNUAL MEETING?

Red Hat stockholders who held shares of Red Hat stock as of the close of business on June 17, 2019.

HOW CAN I OBTAIN DIRECTIONS TO THE ANNUAL MEETING?

Red Hat stockholders may contact Red Hat Investor Relations at 919-754-3700 to obtain directions to the Annual Meeting.

WHO PAYS FOR THE EXPENSES OF THIS PROXY SOLICITATION?

Red Hat will bear the entire cost of this proxy solicitation, including the preparation, printing and mailing of our Notice of Internet Availability, proxy materials and the proxy card. We may also reimburse brokerage firms and other persons representing stockholders who hold their shares in street name for reasonable expenses incurred by them in forwarding proxy materials to such stockholders. In addition, certain directors, officers and other employees, without additional remuneration, may solicit proxies in person, or by telephone, facsimile, email and other methods of electronic communication.

WHERE CAN I FIND VOTE RESULTS AFTER THE ANNUAL MEETING?

We are required to publish final vote results in a Current Report on Form 8-K to be filed with the SEC within four business days after our Annual Meeting.

QUESTIONS AND ANSWERS

HOW CAN I OBTAIN MORE INFORMATION ABOUT RED HAT?

Copies of this Proxy Statement and our Annual Report on Form 10-K are available online at www.edocumentview.com/RHT or at www.redhat.com under "Red Hat & open source–Investor relations–Financial Information–Annual Reports & Proxy Statements."

WHAT IS "HOUSEHOLDING"?

Some banks, brokers and similar institutions may be participating in the practice of "householding" Notices of Internet Availability or other proxy materials. This means that only one copy of our Notice of Internet Availability or other proxy materials may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the Notice of Internet Availability or other proxy materials to you if you write to us at the following address or call us at the following phone number:

Red Hat, Inc.
Attention: Investor Relations
100 East Davie Street
Raleigh, North Carolina 27601

Phone: Call 919-754-3700 and ask to speak to Investor Relations.

To receive separate copies of the Notice of Internet Availability or other proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or similar institution or you may contact us at the above address or telephone number.

HOW DO I OBTAIN AN ANNUAL REPORT ON FORM 10-K?

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as filed with the SEC except for exhibits thereto, without charge upon written request to Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601, Attn: Investor Relations. Exhibits will be provided upon written request and payment of an appropriate processing fee.

ELECTRONIC VERSIONS

This Proxy Statement and Red Hat's 2019 Annual Report to stockholders are available at: www.edocumentview.com/RHT





100 East Davie Street
Raleigh, NC 27601 USA
redhat.com

1-888-REDHAT1 (1-888-733-4281)
+1-919-754-3700 worldwide
investorrelations@redhat.com